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UHT

Universal Health Realty Income Trust

2001 ANNUAL REPORT

Dear Fellow Shareholders:

I am pleased to report that December, 2001 marked the Trust's fifteenth anniversary as a publicly traded healthcare REIT. Since the Trust's inception, we have grown the portfolio from seven acute care hospitals and three behavioral health facilities into a strong, diversified portfolio consisting of 42 investments in acute care hospitals, medical office buildings, rehabilitation, sub-acute and behavioral health facilities located in fifteen states. Over the last 15 years we have proven our ability to provide shareholders with secure dividends and solid returns on investment evidenced by our 15 year average annual return to shareholders of 19% and our consistent track record of increasing the dividends each year.

In 2001, the total return of share price appreciation and dividends earned by shareholders was in excess of 27%. The quarterly dividend was increased twice during the year to its current level of $.475 per share representing a pay-out ratio of 80% of cash available for distribution, which is one of the lowest and safest in the healthcare REIT industry.

During 2001, the Trust issued 2.6 million new shares. The $54 million of net proceeds was used to repay debt in anticipation of re-borrowing to finance new investments. At December 31, 2001, total debt represented just 18% of total capitalization which will allow the Trust to take advantage of expansion and acquisition opportunities. The Trust completed three new investments in 2001 bringing the total number of investments to forty-two. The Trust also renewed the leases on two hospitals for another five years at the same favorable terms of the original agreements.

In the coming year, we will continue to seek safe investments in healthcare properties in an effort to grow the Trust's portfolio and continue to provide shareholders with a secure dividend. We thank you for your continued support.

Sincerely,

Alan B. Miller
Chairman of the Board
and Chief Executive Officer

Kirk E. Gorman
President and
Chief Financial Officer

ON THE COVER:
PAPAGO MEDICAL BUILDING
PHOENIX, ARIZONA

SHEFFIELD MEDICAL BUILDING
ATLANTA, GEORGIA



LOCATION OF TRUST PROPERTIES



UHT has 42 investments in fifteen states.

UHT PROPERTIES BY TYPE


* Medical Office Building: 41%
Acute Care: 41%
Sub-Acute: 4%
Behavioral Health: 3%
Childcare Centers: 2%
Rehabilitation: 9%

FORM 10-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to ___________
Commission File No. 1-9321

UNIVERSAL HEALTH REALTY INCOME TRUST
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	23-6858580 (I.R.S. Employer Identification Number)
Universal Corporate Center 367 South Gulph Road P.O. Box 61558 King of Prussia, Pennsylvania (Address of principal executive offices)	19406-0958 (Zip Code)

Registrant's telephone number, including area code: (610) 265-0688

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Shares of beneficial interest, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Aggregate market value of voting shares held by non-affiliates as of January 31, 2002: $279,143,378.
Number of shares of beneficial interest outstanding of registrant as of January 31, 2002: 11,679,411

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2002 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2001 (incorporated by reference under Part III).

PART I

Item 1. BUSINESS

General

The Trust commenced operations on December 24, 1986. As of December 31, 2001, the Trust had investments in forty-two facilities located in fifteen states consisting of the following:

Facility Name		Location	Type of Facility	Ownership	Guarantor
Chalmette Medical Center	A	Chalmette, LA	Acute Care	100%	Universal Health Services, Inc.
Virtue Street Pavilion	A	Chalmette, LA	Rehabilitation	100%	Universal Health Services, Inc.
Inland Valley Regional Medical Ctr.	A	Wildomar, CA	Acute Care	100%	Universal Health Services, Inc.
McAllen Medical Center	A	McAllen, TX	Acute Care	100%	Universal Health Services, Inc.
The Bridgeway	A	N.Little Rock, AR	Behavioral Health	100%	Universal Health Services, Inc.
Wellington Regional Medical Center	A	W. Palm Beach, FL	Acute Care	100%	Universal Health Services, Inc.
Kindred Hospital Chicago Central	B	Chicago, IL	Sub-Acute Care	100%	Kindred Healthcare, Inc.
Tri-State Rehabilitation Hospital	B	Evansville, IN	Rehabilitation	100%	HEALTHSOUTH Corporation
Fresno Herndon Medical Plaza	B	Fresno, CA	MOB	100%	---
Family Doctor's Medical Office Bldg.	B	Shreveport, LA	MOB	100%	HCA-The Healthcare Company
Kelsey-Seybold Clinic at Kings Crossing	B	Kingwood, TX	MOB	100%	St. Lukes & Methodist Health Sys.
Professional Bldgs. at Kings Crossing	B	Kingwood, TX	MOB	100%	---
Chesterbrook Academy	B	Audubon, PA	Preschool & Childcare	100%	Nobel Learning Comm. & Subs.
Chesterbrook Academy	B	New Britain, PA	Preschool & Childcare	100%	Nobel Learning Comm. & Subs.
Chesterbrook Academy	B	Newtown, PA	Preschool & Childcare	100%	Nobel Learning Comm. & Subs.
Chesterbrook Academy	B	Uwchlan, PA	Preschool & Childcare	100%	Nobel Learning Comm. & Subs.
Southern Crescent Center	B	Riverdale, GA	MOB	100%	---
Desert Samaritan Hospital MOBs	C	Phoenix, AZ	MOB	76%	---
Suburban Medical Center MOBs	C	Louisville, KY	MOB	33%	---
Maryvale Samaritan Hospital MOBs	C	Phoenix, AZ	MOB	60%	---
Desert Valley Medical Center MOB	C	Phoenix, AZ	MOB	95%	---
Thunderbird Paseo Medical Plaza I & II	C	Glendale, AZ	MOB	75%	---
Cypresswood Professional Center	D	Spring, TX	MOB	77%	---
Samaritan West Valley Medical Ctr.	E	Goodyear, AZ	MOB, Imaging Ctr.	89%	---
Edwards Medical Plaza	C	Phoenix, AZ	MOB	95%	---
Desert Springs Medical Plaza	C	Las Vegas, NV	MOB	99%	Triad Hospitals, Inc.
Pacifica Palms Medical Plaza	C	Torrance, CA	MOB	95%	---
St. Jude Heritage Health Complex	C	Fullerton, CA	MOB	48%	---
Rio Rancho Medical Center	C	Rio Rancho, NM	MOB	80%	---
Orthopaedic Specialists of Nevada Bldg.	B	Las Vegas, NV	MOB	100%	---
Santa Fe Professional Plaza	C	Scottsdale, AZ	MOB	95%	---
East Mesa Medical Center	C	Mesa, AZ	MOB	75%	---
Summerlin Hospital MOB	C	Las Vegas, NV	MOB	98%	---
Sheffield Medical Building	B	Atlanta, GA	MOB	100%	---
Southern Crescent Center, II	B	Riverdale, GA	MOB	100%	---
Centinela Medical Building	C	Inglewood, CA	MOB	67%	---
Summerlin Hospital MOB II	C	Las Vegas, NV	MOB	98%	---
Skypark Professional Medical Building	C	Torrance, CA	MOB	95%	---
Medical Center of Western Connecticut	B	Danbury, CT	MOB	100%	---
Mid Coast Hospital MOB	C	Brunswick, ME	MOB	74%	---
Deer Valley Medical Office II	C	Phoenix, AZ	MOB	80%	---

(A) Real estate assets owned by the Trust and leased to subsidiaries of Universal Health Services, Inc. ("UHS").
(B) Real estate assets owned by the Trust and leased to an unaffiliated third-party or parties.
(C) Real estate assets owned by a LLC in which the Trust owns a non-controlling interest as indicated above.
(D) Real estate assets owned by a limited partnership in which the Trust owns a controlling interest as indicated above.
(E) In January, 2002, the LLC that owns the real estate assets of Samaritan West Valley Medical Center, completed a like-kind exchange in which the real estate assets of this facility and cash were exchanged for the real estate assets of Papago Medical Park located in Phoenix, Arizona.

In this Annual Report on Form 10-K, the term "revenues" does not include the revenues of the unconsolidated limited liability companies in which the Trust has various non-controlling equity interests ranging from 33% to 99%. The Trust accounts for its share of the income/loss from these investments by the equity method.

Included in the Trust's portfolio is ownership of eight hospital facilities (aggregate investment of $130 million). The leases with respect to hospital facilities comprised 69%, 72% and 80% of the Trust's revenues in 2001, 2000 and 1999, respectively, and as of December 31, 2001 these leases have fixed terms with an average of 3.9 years remaining and include renewal options for up to five, five-year terms.

For the eight hospital facilities owned by the Trust (excluding in 2000 and 1999 the facility sold to a subsidiary of UHS in December, 2000), the combined ratio of earnings before interest, taxes, depreciation, amortization and lease and rental expense (EBITDAR) to minimum rent plus additional rent payable to the Trust was approximately 6.1 (ranging from 2.4 to 8.8), 5.6 (ranging from 2.6 to 8.3) and 5.3 (ranging from 1.1 to 9.0) for the years ended December 31, 2001, 2000 and 1999, respectively (see "Relationship to Universal Health Services, Inc."). The coverage ratio for individual facilities varies.

Pursuant to the terms of the leases with subsidiaries of UHS, each individual subsidiary is responsible for building operations, maintenance and renovations required at the six hospital facilities leased from the Trust. The Trust or the LLCs in which the Trust has invested are responsible for the building operations, maintenance and renovations of the multi-tenant medical office buildings, however, a portion of the expenses associated with the medical office buildings are passed on directly to the tenants. Cash reserves have been established to fund required building maintenance and renovations at the multi-tenant medical office buildings. Lessees are required to maintain all risk, replacement cost and commercial property insurance policies on the leased properties and the Trust or the LLC in which the Trust has invested are also named insureds on these policies. In addition, the Trust or the LLCs in which the Trust has invested maintain property insurance on all properties. Although the Trust believes that generally its properties are adequately insured, four of the LLCs, in which the Trust owns various non-controlling equity interests own properties in California that are located in earthquake zones. These properties, in which the Trust has invested a total of $7.5 million, are not covered by earthquake insurance since earthquake insurance is not available at rates which are economically practicable in relation to the risks covered.

Relationship to Universal Health Services, Inc.

Leases. As of December 31, 2001, subsidiaries of UHS leased six of the eight hospital facilities owned by the Trust with terms expiring in 2003 through 2006. The leases to the subsidiaries of UHS are guaranteed by UHS and are cross-defaulted with one another. Each of the leases contains renewal options of up to five, five-year periods. These leases accounted for 67% of the total revenue of the Trust for the five years ended December 31, 2001 (60% for the year ended December 31, 2001). Including 100% of the revenues generated at the unconsolidated LLCs in which the Trust has various non-controlling equity interests ranging from 33% to 99%, the UHS leases accounted for 39% of the combined consolidated and unconsolidated revenue for the five years ended December 31, 2001 (31% for the year ended December 31, 2001).

For the six hospital facilities owned by the Trust and leased to subsidiaries of UHS, the combined ratio of EBITDAR to minimum rent plus additional rent payable to the Trust (excluding in 2000 and 1999 the facility sold to a subsidiary of UHS in December, 2000) was approximately 6.2, 5.7 and 5.6 for the years ended December 31, 2001, 2000 and 1999, respectively. The coverage ratios for individual facilities vary and range from 2.4 to 8.8 in 2001, 2.7 to 8.3 in 2000 and 1.1 to 9.0 in 1999. Management of the Trust cannot predict whether the leases with subsidiaries of UHS, which have renewal options at existing lease rates, or any of the Trust's other leases, will be renewed at the end of their lease terms. If the leases are not renewed at their current rates, the Trust would be required to find other operators for those facilities and/or enter into leases on terms potentially less favorable to the Trust than the current leases.

In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would effect major changes in the healthcare system, either nationally or at the state level (see "Regulation"). In addition, the healthcare industry has been characterized in recent years by increased competition and consolidation. Management of the Trust is unable to predict the effect, if any, these industry factors will have on the operating results of its lessees, including the facilities leased to subsidiaries of UHS, or on their ability to meet their obligations under the terms of their leases with the Trust.

Pursuant to the terms of the leases with UHS, the lessees have rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer. The leases also grant the lessees options, exercisable on at least six months notice, to purchase the respective leased facilities at the end of the lease term or any renewal term at the facility's then fair market value. The terms of the leases also provide that in the event UHS discontinues operations at the leased facility for more than one year, or elects to terminate its lease prior to the expiration of its term for prudent business reasons, UHS is obligated to offer a substitution property. If the Trust does not accept the substitution property offered, UHS is obligated to purchase the leased facility back from the Trust at a price equal to the greater of its then fair market value or the original purchase price paid by the Trust. As noted below, transactions with UHS must be approved by a majority of the Trustees who are unaffiliated with UHS (the "Independent Trustees"). The purchase options and rights of first refusal granted to the respective lessees to purchase or lease the respective leased facilities, after the expiration of the lease term, may adversely affect the Trust's ability to sell or lease a facility, and may present a potential conflict of interest between the Trust and UHS since the price and terms offered by a third-party are likely to be dependent, in part, upon the financial performance of the facility during the final years of the lease term.

Advisory Agreement. UHS of Delaware, Inc. (the "Advisor"), a wholly-owned subsidiary of UHS, serves as Advisor to the Trust under an Advisory Agreement dated December 24, 1986 between the Advisor and the Trust (the "Advisory Agreement"). Under the Advisory Agreement, the Advisor is obligated to present an investment program to the Trust, to use its best efforts to obtain investments suitable for such program (although it is not obligated to present any particular investment opportunity to the Trust), to provide administrative services to the Trust and to conduct the Trust's day-to-day affairs. In performing its services under the Advisory Agreement, the Advisor may utilize independent professional services, including accounting, legal and other services, for which the Advisor is reimbursed directly by the Trust. The Advisory Agreement expires on December 31 of each year; however, it is renewable by the Trust, subject to a determination by the Independent Trustees that the Advisor's performance has been satisfactory. The Advisory Agreement may be terminated for any reason upon sixty days written notice by the Trust or the Advisor. The Advisory Agreement has been renewed for 2002. All transactions with UHS must be approved by the Independent Trustees. The Advisory Agreement provides that the Advisor is entitled to receive an annual advisory fee equal to .60% of the average invested real estate assets of the Trust, as derived from its consolidated balance sheet from time to time. In addition, the Advisor is entitled to an annual incentive fee equal to 20% of the amount by which cash available for distribution to shareholders for each year, as defined in the Advisory Agreement, exceeds 15% of the Trust's equity as shown on its balance sheet, determined in accordance with generally accepted accounting principles without reduction for return of capital dividends. No incentive fees were paid during 2001, 2000 and 1999. The advisory fee is payable quarterly, subject to adjustment at year end based upon audited financial statements of the Trust.

The Trust's officers are all employees of UHS and as of December 31, 2001, the Trust had no salaried employees. Commencing in 1999, Mr. Kirk E. Gorman, President, Chief Financial Officer, Secretary and Trustee of the Trust, received $50,000 annual bonuses awarded by the Trustees, subject to UHS agreeing to a $50,000 reduction in the advisory fee paid by the Trust.

Share Purchase Option. UHS has the option to purchase shares of beneficial interest in the Trust at fair market value to maintain a 5% interest in the Trust. As of December 31, 2001, UHS owned 6.6% of the outstanding shares of beneficial interest.

Competition

The Trust believes that it is one of approximately twelve publicly traded real estate investment trusts ("REITs") currently investing primarily in income-producing real estate with an emphasis on healthcare related facilities. The REITs compete with one another in that each is continually seeking attractive investment opportunities in healthcare related facilities.

The Trust may also compete with banks and other companies, including UHS, in the acquisition, leasing and financing of healthcare related facilities. In most geographical areas in which the Trust's facilities operate, there are other facilities which provide services comparable to those offered by the Trust's facilities, some of which are owned by governmental agencies and supported by tax revenues, and others of which are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. Such support is not available to the Trust's facilities. In addition, certain hospitals which are located in the areas served by the Trust's facilities are special service hospitals providing medical, surgical and behavioral health services that are not available at the Trust's hospitals or other general hospitals. The competitive position of a hospital is to a large degree dependent upon the number and quality of staff physicians. Although a physician may at any time terminate his or her affiliation with a hospital, the Trust's hospitals seek to retain doctors of varied specializations on its hospital's staff and to attract other qualified doctors by improving facilities and maintaining high ethical and professional standards.

Since the majority Trust's income is derived from lease payments on hospital facilities and medical office buildings, the Trust is substantially dependent on such things as healthcare regulations and reimbursement to healthcare facilities since these factors, among other things, affect the lease payments to the Trust and the underlying property values. A significant portion of the revenues from the Trust's facilities are derived from the Medicare and Medicaid programs as well as managed care plans which include health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). Generally, the Trust's hospital facilities continue to experience an increase in revenues attributable to managed care payors. Pressures to control healthcare costs and a shift away from traditional Medicare to Medicare managed care plans have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans. Typically, the Trust's hospital facilities receive lower payments per patient from managed care payors than from traditional indemnity insurers. However, during the past year, many of the Trust's hospital facilities secured price increases from many of its commercial payors including managed care companies. The consequent growth in managed care networks and the resulting impact of these networks on the operating results of the Trust's facilities vary among the markets in which the Trust's facilities operate.

Outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical centers also impact the healthcare marketplace. Many of the Trust's facilities continue to experience an increase in outpatient revenues which is primarily the result of advances in medical technologies and pharmaceutical improvements, which allow more services to be provided on an outpatient basis, and increased pressure from Medicare, Medicaid, HMOs, PPOs and insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis. The hospital industry in the United States, as well as the Trust's hospital facilities, continue to have significant unused capacity which has created substantial competition for patients. Inpatient utilization continues to be negatively affected by payor-required, pre-admission authorization and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. The Trust expects its hospital facilities to continue to experience increased competition and admission constraints.

A large portion of the Trust's non-hospital properties consist of medical office buildings which are located either close to or on the campuses of hospital facilities. These properties are either directly or indirectly affected by the factors discussed above as well as general real estate factors such as the supply and demand of office space and market rental rates.

The Trust anticipates investing in additional healthcare related facilities and leasing the facilities to qualified operators, perhaps including UHS and subsidiaries of UHS.

Regulation

The Federal government makes payments to participating hospitals under its Medicare program based on various formulas. The operators of the Trust's general acute care hospitals are subject to a prospective payment system ("PPS"). For inpatient services, PPS pays acute care hospitals a predetermined amount per diagnostic related group ("DRG") based upon a hospital's location and the patient's diagnosis. Behavioral health facilities, which are excluded from the inpatient services PPS, are cost reimbursed by the Medicare program, but are generally subject to a per discharge ceiling, calculated based on an annual allowable rate of increase over the hospital's base year amount under the Medicare law and regulations. Beginning August 1, 2000 under a new outpatient prospective payment system ("OPPS") mandated by the Balanced Budget Act of 1997 ("BBA-97"), both general acute and behavioral health hospitals' outpatient services are paid a predetermined amount per Ambulatory Payment Classification based upon a hospital's location and the procedures performed. The Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999 ("BBRA of 1999") included "transitional corridor payments" through fiscal year 2003, which provide some financial relief for any hospital that generally incurs a reduction to its Medicare outpatient reimbursement under the new OPPS. BBRA of 1999 required that the Health Care Financing Administration, now known as the Centers for Medicare and Medicaid Services, develop an inpatient psychiatric per diem prospective payment system effective for the federal fiscal year beginning October 1, 2002, however, it is possible that the implementation may be delayed. Upon implementation, this new prospective payment system will replace the current inpatient psychiatric payment system.

In addition to the trends described above that continue to have an impact on the operating results of the Trust's hospital facilities, there are a number of other more general factors affecting the operators of the Trust's facilities. BBA-97 called for the government to trim the growth of federal spending on Medicare by $115 billion and on Medicaid by $13 billion over the following years. The act also called for reductions in the future rate of increases to payments made to hospitals and reduced the amount of reimbursement for outpatient services, bad debt expense and capital costs. Some of these reductions were reversed with the passage on December 15, 2000 of the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA") which, among other things, increased Medicare and Medicaid payments to healthcare providers by $35 billion over 5 years with approximately $12 billion of this amount targeted for hospitals and $11 billion for managed care payors. These increased reimbursements to hospitals pursuant to the terms of BIPA commenced in April, 2001. BBA-97 established the annual update for Medicare at market basket minus 1.1% in both fiscal years 2001 (October 1, 2000 and through September 30, 2001) and 2002 and BIPA revised the update at the full market basket in fiscal year 2001 and market basket minus .55% in fiscal years 2002 and 2003. Additionally, BBA-97 reduced reimbursement to hospitals for Medicare bad debts to 55% and BIPA increased the reimbursement to 70%. It is possible that future federal budgets will contain certain further reductions or increases in the rate of increase of Medicare and Medicaid spending.

The Trust can provide no assurance that the reductions in the PPS update, and other changes required by BBA-97, will not adversely affect the operators of the Trust's facilities. However, within certain limits, a hospital can manage its costs, and, to the extent this is done effectively, a hospital may benefit from the DRG system. However, many hospital operating costs are incurred in order to satisfy licensing laws, standards of the Joint Commission on the Accreditation of Healthcare Organizations ("JCAHO") and quality of care concerns. In addition, hospital costs are affected by the level of patient acuity, occupancy rates and local physician practice patterns, including length of stay, judgments and number and type of tests and procedures ordered. A hospital's ability to control or influence these factors which affect costs is, in many cases, limited.

Executive Officers of the Registrant

Name	Age	Position
Alan B. Miller	64	Chairman of the Board and Chief Executive Officer
Kirk E. Gorman	51	President, Chief Financial Officer, Secretary and Trustee
Charles F. Boyle	42	Vice President and Controller
Cheryl K. Ramagano	39	Vice President and Treasurer
Timothy J. Fowler	46	Vice President, Acquisition and Development

Mr. Alan B. Miller has been Chairman of the Board and Chief Executive Officer of the Trust since its inception in 1986. He served as President of the Trust until March, 1990. Mr. Miller has been Chairman of the Board, President and Chief Executive Officer of UHS since its inception in 1978. Mr. Miller also serves as a director of Penn Mutual Life Insurance Company, CDI Corp. (provides staffing services and placements) and Broadlane, Inc. (an e-commerce marketplace for healthcare supplies, equipment and services).

Mr. Kirk E. Gorman has been President and Chief Financial Officer of the Trust since March, 1990 and was elected to the Board of Trustees and Secretary in December, 1994. Mr. Gorman had previously served as Vice President and Chief Financial Officer of the Trust since April, 1987. Mr. Gorman was elected Senior Vice President, Treasurer and Chief Financial Officer of UHS in 1992 and served as its Senior Vice President and Treasurer since 1989. Mr. Gorman also serves as a director of VIASYS Healthcare, Inc. (a medical technology products company) and Physician's Dialysis, Inc. (provides dialysis services).

Mr. Charles F. Boyle was elected Vice President and Controller of the Trust in June, 1991. Mr. Boyle was promoted to Assistant Vice President - Corporate Accounting of UHS in 1994 and served as its Director of Corporate Accounting since 1989.

Ms. Cheryl K. Ramagano was elected Vice President and Treasurer of the Trust in September, 1992. Ms. Ramagano was promoted to Assistant Treasurer of UHS in 1994 and served as its Director of Finance since 1990.

Mr. Timothy J. Fowler was elected Vice President, Acquisition and Development of the Trust upon the commencement of his employment with UHS in October, 1993. Prior thereto, he served as a Vice President of The Chase Manhattan Bank, N.A. since 1986.

The Trust's officers are all employees of UHS and as of December 31, 2001, the Trust had no salaried employees. Commencing in 1999, Mr. Kirk E. Gorman, President, Chief Financial Officer, Secretary and Trustee of the Trust, received $50,000 annual bonuses awarded by the Trustees, subject to UHS agreeing to a $50,000 reduction in the advisory fee paid by the Trust.

Item 2. Properties

The following table shows the Trust's investments in hospital facilities leased to Universal Health Services, Inc. and other non-related parties. The table on the next page provides information related to various properties in which the Trust has significant investments, some of which are accounted for by the equity method. The capacity in terms of beds (for the hospital facilities) and the five-year occupancy levels are based on information provided by the lessees.

Hospital Facility Name and Location	Type of facility	Number of available beds @ 12/31/01	Average Occupancy (1) 2001	2000	1999	1998	1997	Lease Term: Minimum rent	Lease Term: End of initial or renewed term	Lease Term: Renewal term (years)
Chalmette Medical Centers (2)										
Virtue Street Pavilion	Rehabilitation	57	58%	56%	61%	63%	64%	$1,261,000	2004	25
Chalmette Medical Center Chalmette, Louisiana	Acute Care	138	60%	55%	65%	61%	64%	1,229,000	2003	15
Inland Valley Regional Medical Center Wildomar, California	Acute Care	80	80%	76%	68%	60%	52%	1,857,000	2006	25
McAllen Medical Center (3) McAllen, Texas	Acute Care	612	69%	76%	69%	69%	76%	5,485,000	2006	25
Wellington Regional Medical Center West Palm Beach, Florida	Acute Care	120	52%	45%	41%	37%	36%	2,495,000	2006	25
The Bridgeway North Little Rock, Arkansas	Behavioral Health	70	91%	82%	78%	79%	68%	683,000	2004	25
Tri-State Rehabilitation Hospital Evansville, Indiana	Rehabilitation	80	71%	73%	74%	82%	74%	1,206,000	2004	20
Kindred Hospital Chicago Central (4) Chicago, Illinois	Sub-Acute Care	87	64%	50%	46%	42%	50%	1,224,000	2006	20

Item 2. Properties (continued)

Facility Name and Location	Type of facility	Average Occupancy (1) 2001	2000	1999	1998	1997	Minimum rent	Lease Term: End of initial or renewed term	Renewal term (years)
Fresno Herndon Medical Plaza Fresno, California	Medical Office Building	95%	99%	100%	100%	100%	$701,000	2002 -2007	various
Kelsey-Seybold Clinic at Kings Crossing	Medical	100%	100%	100%	100%	100%	289,000	2005	10
Professional Bldgs. at Kings Crossing Kingwood, Texas	Office Buildings	88%	96%	100%	100%	100%	234,000	2002 -2005	various
Southern Crescent Center Riverdale, Georgia	Medical Office Building	77%	77%	100%	100%	100%	653,000	2003 -2006	various
Cypresswood Professional Center Spring, Texas	Medical Office Building	100%	100%	100%	100%	96%	465,000	2002 -2007	various
Desert Springs Medical Plaza Las Vegas, Nevada	Medical Office Building	100%	99%	99%	100%	-	1,778,000	2002-2006	various
Orthopaedic Specialists of Nevada Building Las Vegas, Nevada	Medical Office Building	100%	100%	100%	-	-	194,000	Bldg. 2009	20
Sheffield Medical Building Atlanta, Georgia	Medical Office Building	99%	95%	90%	-	-	1,447,000	2002-2012	various
Southern Crescent Center, II Riverdale, Georgia	Medical Office Building	88%	88%	-	-	-	868,000	2010	10
Medical Center of Western Connecticut Danbury, Connecticut	Medical Office Building	95%	100%	-	-	-	773,000	2009	various
Chesterbrook Academy Audubon, New Britain, Newtown and Uwchlan, Pennsylvania	Preschool and Childcare	-	-	-	-	-	528,000	2010	10
Family Doctor's Medical Office Building Shreveport, Louisiana	Medical Office Building	100%	100%	100%	100%	100%	203,000	2011	10

(1) Average occupancy rate for the hospital facilities is based on the average number of available beds occupied during the five years ended December 31, 2001. Average occupancy rate for the multi-tenant medical office buildings is based on the occupied square footage of each building. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for effects of various occupancy levels at the Trust's hospital facilities. Average available beds is the number of beds which are actually in service at any given time for immediate patient use with the necessary equipment and staff available for patient care. A hospital may have appropriate licenses for more beds than are in service for a number of reasons, including lack of demand, incomplete construction and anticipation of future needs.

(2) The operations of The Virtue Street Pavilion and Chalmette Medical Center, two facilities which are separated by approximately one mile, were combined at the end of 1989. Each facility is leased pursuant to a separate lease. No assurance can be given as to the effect, if any, the consolidation of the two facilities as mentioned above, had on the underlying value of the Virtue Street Pavilion and Chalmette Medical Center. Rental commitments and the guarantee by UHS under the existing leases continue for the remainder of the respective terms of the leases. The lease between Chalmette Medical Center and the Trust is scheduled to expire on March 29, 2003. The renewal option requires the lease rate to be reset based on the prevailing five year U.S. Treasury bill rate. This formula could result in decreased rental income to the Trust.

(3) During the first quarter of 2001, UHS purchased the assets and operations of the 60-bed McAllen Heart Hospital located in McAllen, Texas. Upon the acquisition by UHS, the Heart Hospital began operating under the same license as an integrated department of McAllen Medical Center. As a result of combining the operations of the two facilities, the revenues of McAllen Medical Center include revenues generated by the Heart Hospital, the real property of which is not owned by the Trust. Accordingly, since the bonus rent calculation for McAllen Medical Center is based on net revenues and since the financial results of the two facilities are no longer separable, the McAllen Medical Center lease was amended during 2001 to exclude from the bonus rent calculation, the estimated net revenues generated at the Heart Hospital. Base rental commitments and the guarantee by UHS under the original lease continue for the remainder of the lease terms. During 2000, UHS purchased a non-acute care facility located in McAllen, Texas that had been closed. The license for this facility was merged with the license for McAllen Medical Center and this non-acute facility, the real property of which is not owned by the Trust, was re-opened during 2001. There was no amendment to the McAllen Medical Center lease related to this non-acute care facility. No assurance can be given as to the effect, if any, the consolidation of the two facilities as mentioned above, had on the underlying value of McAllen Medical Center.

(4) During December of 1993, UHS, the former lessee and operator of Belmont Community Hospital, sold the operations of the facility to THC-Chicago, Inc., an indirect wholly-owned subsidiary of Community Psychiatric Centers ("CPC"). Concurrently, the Trust purchased certain related real property from UHS for $1 million in cash and a note payable in the amount of $1,446,000, including accrued interest, which will be paid by the Trust on April 30, 2002. No further obligation will be owed by the Trust to UHS in connection with this transaction. Included in the Trust's financial results was $87,000 in 2001, $70,000 in 2000 and $76,000 in 1999 of interest expense recorded in connection with this note. In connection with this transaction, UHS's lease with the Trust was terminated and the Trust entered into an eight year lease agreement with THC-Chicago. The lease is scheduled to expire in December, 2006. In 1997, CPC was acquired by Vencor, Inc. who assumed their obligations under the lease and renamed the facility Vencor Hospital-Chicago. During 1999, Vencor, Inc. filed for bankruptcy. Vencor, Inc. emerged from bankruptcy on April 20, 2001 and changed their name to Kindred Healthcare, Inc. The lease is guaranteed by Kindred Healthcare, Inc. As of December 31, 2001, the Trust received all rent amounts due related to this property.

Item 3. LEGAL PROCEEDINGS

Not applicable.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable. No matter was submitted during the fourth quarter of the year ended December 31, 2001 to a vote of security holders.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Trust's shares of beneficial interest are listed on the New York Stock Exchange. The high and low closing sales prices for the Trust shares of beneficial interest for each quarter in the two years ended December 31, 2001 and 2000 are summarized below:

	2001		**2000**	
	High Price	Low Price	High Price	Low Price
First Quarter	$21.02	$18.9375	$16.6875	$14.3125
Second Quarter	$23.96	$19.63	$18.9375	$15.25
Third Quarter	$24.70	$21.12	$19.375	$17.00
Fourth Quarter	$25.70	$23.50	$19.875	$17.125

As of January 31, 2002, there were approximately 737 shareholders of record of the Trust's shares of beneficial interest. It is the Trust's intention to declare quarterly dividends to the holders of its shares of beneficial interest so as to comply with applicable sections of the Internal Revenue Code governing real estate investment trusts. Covenants relating to the revolving credit facility limit the Trust's ability to increase dividends in excess of 95% of cash available for distribution unless additional distributions are required to be made so as to comply with applicable sections of the Internal Revenue Code and related regulations governing real estate investment trusts. In each of the past five years, dividends per share were declared as follows:

	2001	**2000**	**1999**	**1998**	**1997**
First Quarter	$ .465	$ .455	$ .450	$ .435	$ .425
Second Quarter	.465	.460	.450	.435	.425
Third Quarter	.470	.460	.455	.440	.425
Fourth Quarter	.475	.465	.455	.445	.430
	$ 1.875	**$ 1.840**	**$ 1.810**	**$ 1.755**	**$ 1.705**

Item 6. SELECTED FINANCIAL DATA

Financial highlights for the Trust for the five years ended December 31, 2001 were as follows:

	(000s, except per share amounts)				
	2001 (1)	2000 (1)	1999 (1)	1998	1997
Operating Results:					
Total revenue	$27,574	$27,315	$23,865	$23,234	$22,764
Net income	18,349	16,256	13,972	14,337	13,967
Balance Sheet Data:					
Real estate investments, net of accumulated depreciation	$139,215	$143,092	$141,367	$129,838	$133,486
Investments in LLCs	46,939	39,164	35,748	38,165	11,075
Total assets	187,904	183,658	178,821	169,406	146,755
Total indebtedness (3)	33,432	82,031	76,889	66,016	42,347
Other Data:					
Funds from operations (2)	$25,968	$22,878	$21,772	$19,857	$18,809
Cash provided by (used in):					
Operating activities	22,778	19,970	19,579	18,655	17,706
Investing activities	(8,332)	(8,913)	(14,437)	(27,215)	(541)
Financing activities	(14,111)	(11,615)	(4,862)	7,894	(16,064)
Per Share Data:					
Net income-Basic	$1.75	$1.81	$1.56	$1.60	$1.56
Net income-Diluted	1.74	1.81	1.56	1.60	1.56
Dividends	1.875	1.840	1.810	1.755	1.705

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Funds from operations ("FFO") is the sum of net income plus depreciation expense for consolidated investments and unconsolidated investments (in 1997 through 2001); amortization of interest rate cap (in 1999, 1998 and 1997); provision for investment loss, net (in 1999); equity in provision loss of LLC (in 2000), and; less gain on sale of real property to UHS (in 2000), and gain on derivatives (in 2001). FFO may not be calculated in the same manner for all companies, and accordingly, FFO as presented above may not be comparable to similarly titled measures by other companies. FFO does not represent cash flows from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Trust's operating performance or to cash flows as a measure of liquidity. In June of 2001, the Trust issued 2.6 million additional shares of beneficial interest at $21.57 per share generating net proceeds of $53.9 million to the Trust. These proceeds were used to repay outstanding borrowings under the Trust's $100 million revolving credit facility thereby decreasing interest expense and increasing the FFO from June through December of 2001.

(3) Excludes $115.6 million of third-party debt as of December 31, 2001 that is non-recourse to the Trust, incurred by LLCs in which the Trust holds various non-controlling equity interests (see Note 10 to the Trust's Consolidated Financial Statements).

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

The matters discussed in this report, as well as the news releases issued from time to time by the Trust, include certain statements containing the words "believes", "anticipates", "intends", "expects" and words of similar import, which constitute "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Trust's or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: a substantial portion of the Trust's revenues are dependent on one operator, Universal Health Services, Inc., ("UHS"); a substantial portion of the Trust's leases are involved in the healthcare industry which is undergoing substantial changes and is subject to possible changes in the levels and terms of reimbursement from third-party payors and government reimbursement programs, including Medicare and Medicaid; the Trust's ability to finance its growth on favorable terms; liability and other claims asserted against the Trust or operators of the Trust's facilities, and other factors referenced herein. Additionally, the operators of the Trust's facilities, including UHS, are confronted with other issues such as: industry capacity; demographic changes; existing laws and government regulations and changes in or failure to comply with laws and governmental regulations; the ability to enter into managed care provider agreements on acceptable terms; competition; the loss of significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for healthcare; the ability to attract and retain qualified personnel, including physicians, and; other factors referenced in the Trust's 2001 10-K or herein. Management of the Trust is unable to predict the effect, if any, these factors will have on the operating results of its lessees, including the facilities leased to subsidiaries of UHS. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Trust disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Results of Operations

The Trust commenced operations on December 24, 1986. As of December 31, 2001, the Trust had investments in forty-two facilities located in fifteen states. Total revenues increased 1% or $259,000 to $27.6 million in 2001 as compared to 2000 and 14% or $3.5 million to $27.3 million in 2000 as compared to 1999. The $259,000 increase in net revenues during 2001 as compared to 2000 was due primarily to a $924,000 increase in base rentals from non-related parties and a $406,000 increase in bonus rental from UHS facilities that was partially offset by a $1.1 million decrease in base rental from UHS facilities. The increases in base rentals from non-related parties resulted primarily from the revenues generated from the Southern Crescent II medical office building which was opened during the third quarter of 2000. The decrease in base rentals from UHS facilities resulted from the purchase of previously leased property from the Trust by Meridell Achievement Center, Inc., (a subsidiary of UHS) in December, 2000. The $3.5 million increase during 2000 over 1999 was due primarily to a $3.3 million increase in base rentals from non-related parties resulting primarily from revenues generated from the Sheffield Medical Building, the Orthopaedic Specialists of Nevada Building, the medical office building located in Danbury, Connecticut as well as the Southern Crescent Center II medical office building, all of which were acquired/opened during or subsequent to the fourth quarter of 1999.

Interest expense decreased $2.2 million or 36% in 2001 as compared to 2000. The reduction in interest expense during 2001 as compared to 2000 resulted primarily from a reduction in the average outstanding borrowings under the Trust's revolving credit agreement due primarily to the repayment of outstanding borrowings using the $53.9 million of net proceeds generated from the issuance of an additional 2.6 million shares of beneficial interest in June, 2001. Interest expense increased $2.1 million or 53% in 2000 as compared to 1999 due primarily to the additional borrowings used to finance additional investments during 2000 and 1999 and an increase in the effective rate on the Trust's revolving credit facility, including commitment fees and interest rate swap expense, which increased to 7.1% in 2000 as compared to 6.2% in 1999.

Depreciation and amortization expense decreased slightly in 2001 as compared to 2000 and increased $604,000 or 16% in 2000 as compared to 1999. The increase in 2000 as compared to 1999 was due primarily to the depreciation expense related to various acquisitions made in 2000 and 1999.

Other operating expenses increased $405,000 or 14% in 2001 as compared to 2000 primarily due to expenses related to Southern Crescent II medical office building which opened during the third quarter of 2000. Other operating expenses increased $1.0 million or 57% in 2000 as compared to 1999 primarily due to the expenses related to acquisitions made in 2000 and 1999. Included in the Trust's other operating expenses were expenses related to the medical office buildings, in which the Trust has a controlling ownership interest which totaled $2.5 million in 2001, $2.1 million in 2000 and $1.0 million in 1999. A portion of the expenses associated with the medical office buildings are passed on directly to the tenants and are included as revenues in the Trust's statements of income.

During 1999, the Trust sold the real estate assets of Lakeshore Hospital for net cash proceeds of $998,000. Since the book value of this facility was reduced to zero in a prior year, the net cash proceeds received were recorded as a gain and netted against the provision for investment loss. Also during 1999, a provision for investment loss of $2.6 million was recorded on Meridell Achievement Center, Inc., a behavioral health services facility operated by, and formerly leased from the Trust, by a wholly-owned subsidiary of UHS pursuant to the terms of a lease that expired in December, 2000. In measuring the provision for investment loss in 1999, the Trust estimated fair value by discounting (using the Trust's internal hurdle rate) expected future cash flows, consisting of estimated future rental payments and residual value. During the second quarter of 2000, the wholly-owned subsidiary of UHS exercised its option pursuant to the lease to purchase the leased property upon the December 31, 2000 expiration of the initial lease. Pursuant to the terms of the lease agreement, three appraisals were obtained to determine the fair market value of the property and accordingly, the sale price was determined to be $5,450,000. This sale was completed in December, 2000 resulting in a gain of approximately $1.9 million which is included in the Trust's 2000 results of operations. Also during 2000, the Trust recorded a provision for investment loss of $1.1 million to reflect its share of an asset impairment charge recorded at a limited liability company (in which the Trust owns a 60% non-controlling interest) resulting from declines in the performance of a medical office complex located in Phoenix, Arizona. In measuring the provision for investment loss of the limited liability company in 2000, management of the Trust concluded that the estimated fair value of the real property (calculated by discounting expected future cash flows, consisting of estimated future rental payments and residual value) did not exceed the mortgage, that is non-recourse to the Trust, held on the property by a third-party lending institution. Accordingly, the $1.1 million charge was recorded during the fourth quarter of 2000 to reduce the Trust's investment in this limited liability company to zero.

Included in the Trust's financial results was $3.6 million in 2001, $2.9 million in 2000 and $2.6 million in 1999, of income generated from the Trust's ownership of equity interests in limited liability companies which own medical office buildings in Arizona, California, Kentucky, New Mexico, Nevada and Maine (see Note 10 to the Consolidated Financial Statements).

The Trust adopted SFAS No. 133 effective January 1, 2001. The adoption of this new standard in 2001 resulted in a gain on derivatives of $17,000.

Net income for 2001 was $18.4 million or $1.74 per diluted share compared to $16.3 million or $1.81 per diluted share in 2000 and $14.0 million or $1.56 per diluted share in 1999. The 2001 net income per diluted share reflects the weighted effect of the 2.6 million newly issued shares of beneficial interest that were issued in June of 2001.

Funds from operations ("FFO"), which is the sum of net income plus depreciation expense for consolidated investments and unconsolidated investments (in 2001, 2000 and 1999); amortization of interest rate cap (in 1999); provision for investment loss (in 1999); equity in provision loss of LLC (in 2000), and; less gain on sale of real property to UHS (in 2000) and gain on derivatives (in 2001) totaled $26.0 million in 2001, $22.9 million in 2000 and $21.8 million in 1999. FFO may not be calculated in the same manner for all companies, and accordingly, may not be comparable to similarly titled measures by other companies. FFO does not represent cash flows from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Trust's operating performance or to cash flows as a measure of liquidity. In June of 2001, the Trust issued 2.6 million additional shares of beneficial interest at $21.57 per share generating net proceeds of $53.9 million to the Trust. These proceeds were used to repay outstanding borrowings under the Trust's $100 million revolving credit facility thereby decreasing interest expense and increasing the FFO from June through December of 2001.

General

The average occupancy rate of a hospital is affected by a number of factors, including the number of physicians using the hospital, changes in the number of beds, the composition and size of the population of the community in which the hospital is located, general and local economic conditions, variations in local medical and surgical practices and the degree of outpatient use of the hospital services. A significant portion of the revenues from the Trust's hospital facilities are derived from the Medicare and Medicaid programs as well as managed care plans which include health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). Generally, the Trust's hospital facilities continue to experience an increase in revenues attributable to managed care payors as pressures to control healthcare costs, as well as a shift away from traditional Medicare to Medicare managed care plans, have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans. Typically, the Trust's hospital facilities receive lower payments per patient from managed care payors than from traditional indemnity insurers. However, during the past year, many of the Trust's hospital facilities secured price increases from many of its commercial payors including managed care companies. The consequent growth in managed care networks and the resulting impact of these networks on the operating results of the Trust's facilities vary among the markets in which the Trust's facilities operate.

Outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical centers also impact the healthcare marketplace. Many of the Trust's facilities continue to experience an increase in outpatient revenues which is primarily the result of advances in medical technologies and pharmaceutical improvements, which allow more services to be provided on an outpatient basis, and increased pressure from Medicare, Medicaid, HMOs, PPOs and insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis. The hospital industry in the United States, as well as the Trust's hospital facilities, continue to have significant unused capacity which has created substantial competition for patients. Inpatient utilization continues to be negatively affected by payor-required, pre-admission authorization and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. The Trust expects its hospital facilities to continue to experience increased competition and admission constraints.

The Federal government makes payments to participating hospitals under its Medicare program based on various formulas. The operators of the Trust's general acute care hospitals are subject to a prospective payment system ("PPS"). For inpatient services, PPS pays acute care hospitals a predetermined amount per diagnostic related group ("DRG") based upon a hospital's location and the patient's diagnosis. Behavioral health facilities, which are excluded from the inpatient services PPS, are cost reimbursed by the Medicare program, but are generally subject to a per discharge ceiling, calculated based on an annual allowable rate of increase over the hospital's base year amount under the Medicare laws and regulations. Beginning August 1, 2000 under a new outpatient prospective payment system ("OPPS") mandated by the Balanced Budget Act of 1997 ("BBA-97"), both general acute and behavioral health hospitals' outpatient services are paid a predetermined amount per Ambulatory Payment Classification based upon a hospital's location and the procedures performed. The Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999 ("BBRA of 1999") included "transitional corridor payments" through fiscal year 2003, which provide some financial relief for any hospital that generally incurs a reduction to its Medicare outpatient reimbursement under the new OPPS. BBRA of 1999 required that the Health Care Financing Administration, now known as the Centers for Medicare and Medicaid Services ("CMS"), develop an inpatient psychiatric per diem prospective payment system effective for the federal fiscal year beginning October 1, 2002, however, it is possible that the implementation may be delayed. Upon implementation, this new prospective payment system will replace the current inpatient psychiatric payment system.

In addition to the trends described above that continue to have an impact on the operating results of the Trust's hospital facilities, there are a number of other more general factors affecting the operators of the Trust's facilities. BBA-97 called for the government to trim the growth of federal spending on Medicare by $115 billion and on Medicaid by $13 billion over the following years. BBA-97 also called for reductions in the future rate of increases to payments made to hospitals and reduced the amount of reimbursement for outpatient services, bad debt expense and capital costs. Some of these reductions were reversed with the passage on December 15, 2000 of the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA") which, among other things, increased Medicare and Medicaid payments to healthcare providers by $35 billion over 5 years with approximately $12 billion of this amount targeted for hospitals and $11 billion for managed care payors. These increased reimbursements to hospitals pursuant to the terms of BIPA commenced in April, 2001. BBA-97 established the annual update for Medicare at market basket minus 1.1% in both fiscal years 2001 (October 1, 2000 and through September 30, 2001) and 2002 and BIPA revised the update at the full market basket in fiscal year 2001 and market basket minus .55% in fiscal years 2002 and 2003. Additionally, BBA-97 reduced reimbursement to hospitals for Medicare bad debts to 55% and BIPA increased the reimbursement to 70%. It is possible that future federal budgets will contain certain further reductions or increases in the rate of increase of Medicare and Medicaid spending.

The Trust can provide no assurance that the reductions in the PPS update, and other changes required by BBA-97, will not adversely affect the operators of the Trust's facilities. However, within certain limits, a hospital can manage its costs, and, to the extent this is done effectively, a hospital may benefit from the DRG system. However, many hospital operating costs are incurred in order to satisfy licensing laws, standards of the Joint Commission on the Accreditation of

Healthcare Organizations ("JCAHO") and quality of care concerns. In addition, hospital costs are affected by the level of patient acuity, occupancy rates and local physician practice patterns, including length of stay, judgments and number and type of tests and procedures ordered. A hospital's ability to control or influence these factors which affect costs is, in many cases, limited.

A large portion of the Trust's non-hospital properties consist of medical office buildings which are located either close to or on the campuses of hospital facilities. These properties are either directly or indirectly affected by the factors discussed above as well as general real estate factors such as the supply and demand of office space and market rental rates.

Market Risks Associated with Financial Instruments

The Trust's interest expense is sensitive to changes in the general level of domestic interest rates. To mitigate the impact of fluctuations in domestic interest rates, a portion of the Trust's debt is fixed rate accomplished by entering into interest rate swap agreements. The interest rate swap agreements are contracts that require the Trust to pay a fixed rate and receive a floating interest rate over the life of the agreements. The floating-rates are based on LIBOR and the fixed-rates are determined upon commencement of the swap agreements. The interest rate swap agreements do not constitute positions independent of the underlying exposures. The Trust does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage features. The Trust is exposed to credit losses in the event of non-performance by the counterparties to its financial instruments. The counterparties are creditworthy financial institutions, rated A or better by Moody's Investor Services and the Trust anticipates that the counterparties will be able to fully satisfy their obligations under the contracts. For the years ended December 31, 2001, 2000 and 1999, the Trust received a weighted average rate of 4.14%, 6.80% and 6.09%, respectively, and paid a weighted average rate on its interest rate swap agreements of 5.98%, 6.02% and 6.02%, respectively.

The table below presents information about the Trust's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps as of December 31, 2001. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by contractual maturity dates. For interest rate swap agreements, the table presents notional amounts by expected maturity date and weighted average interest rates based on rates in effect at December 31, 2001.

	Maturity Date, Fiscal Year Ending December 31						
(Dollars in thousands)	2002	2003	2004	2005	2006	There-after	Total
Long-term debt:							
Fixed rate	$89	$97	$105	$114	$124	$3,839	$4,368
Average interest rates	8.3%	8.3%	8.3%	8.3%	8.3%	8.3%	
Variable rate long-term debt		$27,600					$27,600
Interest rate swaps:							
Pay fixed/receive							
Variable notional amounts	$4,000	$0	$10,000 (a)	$0	$20,000 (b)	$0	$34,000
Average pay rate	6.6025%		5.65%		6.02%		
Average receive rate	6 month LIBOR		3 month LIBOR		3 month LIBOR		

(a) The counterparty has the one time option to cancel this interest rate SWAP early on May 17, 2002.

(b) The counterparty has the one time option to cancel a $10 million interest rate SWAP on November 3, 2003.

Liquidity and Capital Resources

It is the Trust's intention to declare quarterly dividends to the holders of its shares of beneficial interest so as to comply with applicable sections of the Internal Revenue Code governing real estate investment trusts. Covenants relating to the revolving credit facility limit the Trust's ability to increase dividends in excess of 95% of cash available for distribution unless additional distributions are required to be made to comply with applicable sections of the Internal Revenue Code and related regulations governing real estate investment trusts. Dividends were declared and paid as follows: (i) $1.875 per share or $20.6 million in the aggregate in 2001; (ii) $1.840 per share or $16.5 million in the aggregate in 2000, and; (iii) $1.810 per share or $16.2 million in the aggregate in 1999.

Net cash generated by operating activities was $22.8 million in 2001, $20.0 million in 2000 and $19.6 million in 1999. The $2.8 net million increase in 2001 as compared to 2000 was due primarily to an increase in net income plus or minus the non-cash adjustments (depreciation, amortization, gain on sale of real property and equity in provision for investment loss of LLC). This increase was caused primarily by a reduction in interest expense in 2001 as compared to 2000 resulting primarily from the repayment of borrowings under the Trust's revolving credit agreement using proceeds generated from the issuance of 2.6 million newly issued shares of beneficial interest in June, 2001. The $400,000 net increase in 2000 as compared to 1999 was due primarily to: (i) a $487,000 increase in net income plus or minus the non-cash adjustments (depreciation, amortization, amortization of interest rate cap expense, gain on sale of real property, equity in provision for investment loss of LLC and provision for investment loss); (ii) a $129,000 unfavorable change in rent receivable; (iii) a $149,000 unfavorable change in accrued interest, and; (iv) a $179,000 favorable change in other working capital accounts.

During 2001, the $22.8 million of cash generated from operating activities, the $55.2 million of net proceeds generated from the issuance of 2.7 million shares of beneficial interest (2.6 million shares issued in the public offering and approximately 100,000 shares issued in connection with the Trust's Dividend Reinvestment and Non-Statutory Stock Option Plans) and the $1.4 million of cash distributions received in excess of income from the Trust's investments in LLCs were used primarily to: (i) repay debt ($48.7 million); (ii) purchase of a 75% equity interest in a LLC that owns and operates the Thunderbird Paseo Medical Plaza II located in Glendale, Arizona ($1.4 million of cash invested in the LLC which also obtained a $3.1 million third-party mortgage that is non-recourse to the Trust); (iii) purchase a 74% equity interest in a LLC that owns and operates the Mid Coast Hospital Medical Office Building located in Brunswick, Maine ($1.9 million of cash invested in the LLC which also obtained a $8.9 million third-party mortgage that is non-recourse to the Trust); (iv) purchase an additional equity interest and fund additional investments and loans to various LLCs in which the Trust has various non-controlling equity interests ($3.0 million); (v) finance capital expenditures ($600,000), and; (vi) pay dividends ($20.6 million). Also during 2001, the Trust invested $2.8 million of cash in a LLC for the purpose of effecting a like-kind exchange which was completed in January, 2002. In connection with this transaction, the LLC in which the Trust owns an 89% non-controlling equity interest, acquired the real estate assets of Papago Medical Park located in Phoenix, Arizona in exchange for cash and the real estate assets of Samaritan West Valley Medical Center located in Goodyear, Arizona. The completion of this transaction, which was a like-kind exchange for income tax purposes, resulted in $2.5 million of cash received by the Trust in January, 2002 and a book gain of approximately $1.1 million which will be included in the Trust's first quarter of 2002 results of operations.

During 2000, the $20.0 million of cash flows generated from operating activities, the $5.5 million proceeds received from the sale of Meridell Achievement Center, the $1.3 million of cash distributions received in excess of income from the Trust's investments in LLCs and the $5.1 million of additional borrowings were used primarily to: (i) purchase a medical office building located in Danbury, Connecticut ($1.9 million of cash invested in addition to a $4.5 million third-party mortgage that is non-recourse to the Trust); (ii) purchase a 95% equity interest in a limited liability company that owns and operates Skypark Professional Medical Building located in Torrance, California ($1.8 million of cash invested in the LLC which also obtained a $4.3 million third-party mortgage that is non-recourse to the Trust); (iii) purchase a 67% equity interest in a limited liability company that owns and operates the Centinela Medical Building Complex located in Inglewood, California ($2.0 million of cash invested in the LLC which also obtained a $7.5 million third-party mortgage that is non-recourse to the Trust); (iv) finance capital expenditures, including the construction of the Southern Crescent Center II, which was completed and opened during the third quarter of 2000, ($3.4 million); (v) purchase a 98% equity interest in a limited liability company that owns and operates the Summerlin Hospital Medical Office Building II ($2.0 million of cash invested in the LLC which also obtained a $9.8 million of third-party mortgage that is non-recourse to the Trust), and; (vi) pay dividends ($16.5 million).

During 1999, the $19.6 million of cash flows generated from operating activities, the $10 million of cash received for the repayments of three short-term loans advanced to separate LLCs during 1998, the $1.2 million of cash distributions received in excess of income from the Trust's investments in LLCs, the $10.8 million of additional borrowings and the $998,000 of proceeds received from the sale of Lakeshore Hospital were used primarily to: (i) purchase a 95% equity interest in a limited liability company that owns the Santa Fe Professional Plaza located in Scottsdale, Arizona ($1.2 million of cash invested in the LLC which also obtained a $1.9 million third-party mortgage that is non-recourse to the Trust); (ii) purchase a 98% equity interest in a limited liability company that owns the Summerlin Hospital Medical Office Building located in Las Vegas, Nevada ($5.0 million of cash invested in the LLC which also obtained a $8.3 million third-party mortgage that is non-recourse to the Trust); (iii) purchase a 75% equity interest in a limited liability company that owns the East Mesa Medical Center located in Mesa, Arizona ($1.6 million of cash invested in the LLC which also obtained a $4.2 million third-party mortgage that is non-recourse to the Trust); (iv) invest additional capital in existing LLCs ($1.0 million); (v) purchase the single-tenant Orthopaedic Specialists of Nevada Building in Las Vegas, Nevada ($1.6 million of cash invested); (vi) acquire the Sheffield Medical Building ($11.5 million of cash invested); (vii) finance capital expenditures ($4.4 million); (viii) purchase land ($307,000), and; (ix) pay dividends ($16.2 million).

In June, 2001, the Trust issued 2.6 million shares of beneficial interest at a price of $21.57 per share. The shares were offered under the Trust's previously filed $100 million shelf registration statement. The equity issuance generated net proceeds of $53.9 million which were used to repay outstanding borrowings under the Trust's $100 million revolving credit facility.

The Trust has an unsecured, non-amortizing $100 million revolving credit agreement (the "Agreement"), which expires on June 24, 2003. The Agreement provides for interest at the Trust's option, at the certificate of deposit rate plus .625% to 1.125%, Eurodollar rate plus .50% to 1.125% or the prime rate. A fee of .175% to .375% is required on the unused portion of this commitment. The margins over the certificate of deposit rate, Eurodollar rate and the commitment fee are based upon the Trust's debt to total capital ratio as defined by the Agreement. At December 31, 2001, the applicable margin over the certificate of deposit and Eurodollar rates were .625% and .50%, respectively, and the commitment fee was .17%. There are no compensating balance requirements. The Agreement contains a provision whereby the commitments will be reduced by 50% of the proceeds generated from any new equity offering. The Trust was granted a one-time waiver of this provision in connection with its issuance of 2.6 million shares, as mentioned above. The average amounts outstanding under the Trust's revolving credit agreement were $46.1 million in 2001, $78.5 million in 2000 and $62.0 million in 1999 with corresponding effective interest rates, including commitment fees and interest rate swap expense, of 7.4% in 2001, 7.1% in 2000 and 6.2% in 1999. At December 31, 2001, the Trust had approximately $67 million of available borrowing capacity. The book value of the amounts borrowed approximates fair market value.

The Trust has entered into interest rate swap agreements which are designed to reduce the impact of changes in interest rates on its floating rate revolving credit notes. At December 31, 2001, the Trust had four outstanding swap agreements having a total notional principal amount of $34 million which mature from July, 2002 through November, 2006. These swap agreements effectively fix the interest rate on $34 million of variable rate debt at 6.48% including the revolver spread of .50%. The interest rate swap agreements were entered into in anticipation of certain borrowing transactions made by the Trust. Additional interest expense/(income) recorded as a result of the Trust's hedging activity, which is included in the effective interest rates shown above, was $680,000, ($164,000) and $135,000 in 2001, 2000 and 1999, respectively. The Trust is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. These counterparties are major financial institutions and the Trust does not anticipate nonperformance by the counterparties which are rated A or better by Moody's Investors Service. Termination of the interest rate swaps at December 31, 2001 would have resulted in payments to the counterparties to the Trust of approximately $2,165,000. The fair value of the interest rate swap agreements at December 31, 2001 reflects the estimated amounts that the Trust would pay or receive to terminate the contracts and are based on quotes from the counterparties.

Covenants relating to the revolving credit facility require the maintenance of a minimum tangible net worth and specified financial ratios, limit the Trust's ability to incur additional debt, limit the aggregate amount of mortgage receivables and limit the Trust's ability to increase dividends in excess of 95% of cash available for distribution, unless additional distributions are required to comply with the applicable section of the Internal Revenue Code and related regulations governing real estate investment trusts. The Trust is in compliance with such covenants at December 31, 2001.

The following represents the scheduled maturities of the Trust's contractual obligations as of December 31, 2001:

	Payments Due by Period (dollars in thousands)				
Contractual Obligation	**Total**	**Less than 1 Year**	**2 – 3 years**	**4 – 5 years**	**After 5 years**
Long-term debt fixed	$4,368	$447	$894	$894	$2,133
Long-term debt-variable	29,064	1,464	27,600	---	---
Accrued interest	330	330	---	---	---
Construction commitments (a)	3,400	3,400	---	---	---
Total contractual cash obligations	$37,162	$5,641	$28,494	$894	$2,133

(a) The Trust has committed to invest a total of $3.4 million in exchange for an 80% non-controlling interest in a limited liability company that will construct and own the Deer Valley Medical Office II located in Phoenix, Arizona.

Related Party Transactions

UHS of Delaware, Inc. (the "Advisor"), a wholly owned subsidiary of UHS, serves as Advisor under an Advisory Agreement dated December 24, 1986 between the Advisor and the Trust (the "Advisory Agreement"). Under the Advisory Agreement, the Advisor is obligated to present an investment program to the Trust, to use its best efforts to obtain investments suitable for such program (although it is not obligated to present any particular investment opportunity to the Trust), to provide administrative services to the Trust and to conduct the Trust's day-to-day affairs. In performing its services under the Advisory Agreement, the Advisor may utilize independent professional services, including accounting, legal and other services, for which the Advisor is reimbursed directly by the Trust. The Advisory Agreement expires on December 31 of each year; however, it is renewable by the Trust, subject to a determination by the Independent Trustees that the Advisor's performance has been satisfactory. The Advisory Agreement may be terminated for any reason upon sixty days written notice by the Trust or the Advisor. The Advisory Agreement has been renewed for 2002. All transactions with UHS must be approved by the Independent Trustees.

For the years ended December 31, 2001, 2000 and 1999, 60%, 63% and 70%, respectively, of the Trust's revenues were earned under the terms of the leases with wholly-owned subsidiaries of UHS. Including 100% of the revenues generated at the unconsolidated LLCs in which the Trust has various non-controlling equity interests ranging from 33% to 99%, the UHS leases accounted for 31% in 2001, 35% in 2000 and 39% in 1999 of the combined consolidated and unconsolidated revenues. The leases to subsidiaries of UHS are guaranteed by UHS and cross-defaulted with one another. See Note 2 to the Consolidated Financial Statements for additional disclosure.

Significant Accounting Policies

The Trust has determined that the following accounting policies are critical to the understanding of the Trust's Consolidated Financial Statements.

Investments in Limited Liability Companies ("LLCs")

The consolidated financial statements of the Trust include the accounts of its controlled investments. In accordance with the American Institute of Certified Public Accountants' Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures" and Emerging Issues Task Force Issue 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", the Trust accounts for its investments in LLCs which it does not control using the equity method of accounting. These investments, which represent 33% to 99% non-controlling ownership interests, are recorded initially at the Trust's cost and subsequently adjusted for the Trust's net equity in the net income, cash contributions and distributions of the investments.

Since 1995 through December 31, 2001, the Trust invested $54.9 million of cash in LLCs in which it owns various non-controlling equity interests ranging from 33% to 99%. On a combined basis, these LLCs generated revenues of $26.5 million in 2001, $22.2 million in 2000 and $18.4 million in 1999 and net income of $3.9 million in 2001, $3.3 million in 2000 and $2.8 million in 1999. Also on a combined basis, as of December 31, 2001 and 2000, these LLCs had total assets of $174.5 million and $154.2 million, respectively, and third-party financing that is non-recourse to the Trust of $115.6 million and $98.8 million, respectively (see Note 10 to the Consolidated Financial Statements).

Federal Income Taxes

No provision has been made for federal income tax purposes since the Trust qualifies as a real estate investment trust under Sections 856 to 860 of the Internal Revenue Code of 1986, and intends to continue to remain so qualified. As such, the Trust is exempt from Federal Income Taxes and it is required to distribute at least 90% of its real estate investment taxable income to its shareholders.

The Trust is subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of the Trust's ordinary income plus 95% of any capital gain income for the calendar year over cash distributions during the calendar year, as defined. No provision for excise tax has been reflected in the financial statements as no tax was due.

Earnings and profits, which determine the taxability of dividends to shareholders, will differ from net income reported for financial reporting purposes due to the differences for federal tax purposes in the cost basis of assets and in the estimated useful lives used to compute depreciation and the recording of provision for investment losses.

Item 7.a. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

See Item 7. Management's Discussion and Analysis of Operations and Financial Condition – Market Risks Associated with Financial Instruments.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Trust's Balance Sheets and its Statements of Income, Changes in Shareholders' Equity and Cash Flows, together with the report of Arthur Andersen LLP, independent public accountants, are included elsewhere herein. Reference is made to the "Index to Financial Statements and Schedules."

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

There is hereby incorporated by reference the information to appear under the caption "Election of Trustees" in the Trust's definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2001. See also "Executive Officers of the Registrant" appearing in Part I hereof.

Item 11. EXECUTIVE COMPENSATION

There is hereby incorporated by reference the information under the caption "Executive Compensation" and "Compensation Pursuant to Plans" in the Trust's definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2001.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There is hereby incorporated by reference the information under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Trust's definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2001.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There is hereby incorporated by reference the information under the caption "Transactions With Management and Others" in the Trust's definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2001.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Financial Statements and Financial Statement Schedules:

(1) Report of Independent Public Accountants

(2) Financial Statements
Consolidated Balance Sheets - December 31, 2001 and 2000
Consolidated Statements of Income - Years Ended December 31, 2001, 2000 and 1999
Consolidated Statements of Shareholders' Equity - Years Ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows - Years Ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements - December 31, 2001

(3) Schedules
Schedule II - Valuation and Qualifying Accounts - Years Ended December 31, 2001, 2000 and 1999
Schedule III - Real Estate and Accumulated Depreciation - December 31, 2001
Notes to Schedule III - December 31, 2001

(b) Reports on Form 8-K:
No reports on Form 8-K were filed during the last quarter of the year ended December 31, 2001

(c) Exhibits:

3.1 Declaration of Trust, dated as of August 1986, previously filed as Exhibit 3.1 Amendment No. 3 of the Registration Statement on Form S-11 and Form S-2 of Universal Health Services, Inc. and the Trust (Registration No. 33-7872), is incorporated herein by reference.

3.2 Amendment to Declaration of Trust, dated as of June 23, 1993, previously filed as Exhibit 3.2 to the Trust's Annual Report on Form 10-K for the year ended December 31, 1993, is incorporated herein by reference.

3.3 Amended and restated bylaws, filed as Exhibit 10.1 to the Trust's Form 10-Q for the quarter ended March 31, 1998, is incorporated herein by reference.

10.1 Advisory Agreement, dated as of December 24, 1986, between UHS of Delaware, Inc. and The Trust, previously filed as Exhibit 10.2 to the Trust's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference.

10.2 Agreement effective January 1, 2002, to renew Advisory Agreement dated as of December 24, 1986 between Universal Health Realty Income Trust and UHS of Delaware, Inc.

10.3 Contract of Acquisition, dated as of August 1986, between the Trust and certain subsidiaries of Universal Health Services, Inc., previously filed as Exhibit 10.2 to Amendment No. 3 of the Registration Statement on Form S-11 and S-2 of Universal Health Services, Inc. and the Trust (Registration No. 33-7872), is incorporated herein by reference.

10.4 Form of Leases, including Form of Master Lease Document Leases, between certain subsidiaries of Universal Health Services, Inc. and the Trust, previously filed as Exhibit 10.3 to Amendment No. 3 of the Registration Statement on Form S-11 and Form S-2 of Universal Health Services, Inc. and the Trust (Registration No. 33-7872), is incorporated herein by reference.

10.5 Share Option Agreement, dated as of December 24, 1986, between the Trust and Universal Health Services, Inc., previously filed as Exhibit 10.4 to the Trust's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference.

10.6 Corporate Guaranty of Obligations of Subsidiaries Pursuant to Leases and Contract of Acquisition, dated December 1986, issued by Universal Health Services, Inc. in favor of the Trust, previously filed as Exhibit 10.5 to the Trust's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference.

10.7 Share Compensation Plan for Outside Trustees, previously filed as Exhibit 10.12 to the Trust's Annual Report on Form 10-K for the year ended December 31, 1991, is incorporated herein by reference.

10.8 Lease dated December 22, 1993, between Universal Health Realty Income Trust and THC-Chicago, Inc. as lessee, previously filed as Exhibit 10.14 to the Trust's Annual Report on Form 10-K for the year ended December 31, 1993, is incorporated herein by reference.

10.9 Universal Health Realty Income Trust 1997 Incentive Plan, previously filed as Exhibit 10.1 to the Trust's Form 10-Q for the quarter ended September 30, 1997, is incorporated herein by reference.

10.10 Amendment No. 1 to Lease, made as of July 31, 1998, between Universal Health Realty Income Trust, a Maryland real estate investment trust ("Lessor"), and Inland Valley Regional Medical Center, Inc., a California Corporation ("Lessee"), previously filed as Exhibit 10.1 to the Trust's Form 10-Q for the quarter ended September 30, 1998, is incorporated herein by reference.

10.11 Amendment No. 1 to Lease, made as of July 31, 1998, between Universal Health Realty Income Trust, a Maryland real estate investment trust ("Lessor"), and McAllen Medical Center, L.P. (f/k/a Universal Health Services of McAllen, Inc.), a Texas Limited Partnership ("Lessee"), amends the lease, made as of December 24, 1986, between Lessor and Lessee, previously filed as Exhibit 10.2 to the Trust's Form 10-Q for the quarter ended September 30, 1998, is incorporated herein by reference.

10.12 Amendment to REVOLVING CREDIT AGREEMENT as of April 30, 1999 among (i) UNIVERSAL HEALTH REALTY INCOME TRUST, a real estate investment trust organized under the laws of the State of Maryland and having its principal place of business at 367 South Gulph Road, King of Prussia, Pennsylvania 19406, (ii) VARIOUS FINANCIAL INSTITUTIONS and (iii) FIRST UNION NATIONAL BANK, as administrative agent for the Banks, previously filed as exhibit 10.1 to the Trusts' Form 10-Q for the quarter ended March 31, 1999, is incorporated herein by reference.

10.13 Dividend Reinvestment and Share Purchase Plan is hereby incorporated by reference from Registration Statement Form S-3, Registration No. 333-81763, as filed on June 28, 1999.

10.14 Sale agreement, dated October 26, 1999, by and among FB Sheffield Partners, LLC, a Georgia limited liability company having an office at 1827 Powers Ferry Road, Building 13, Atlanta, Georgia 30339, Health America Realty Group, LLC, a Georgia limited liability company and Universal Health Realty Income Trust, having an office at 367 South Gulph Road, King of Prussia, Pennsylvania 19406, previously filed as exhibit 10.23 to the Trusts' Form 10-K for the year ended December 31, 1999, is incorporated herein by reference.

10.15 Amendment No. 2 to Revolving Credit Agreement made as of June 6, 2001 to the Revolving Credit Agreement dated as of June 24, 1998, as amended by an Amendment to Revolving Credit Agreement dated as of April 30, 1999 among Universal Health Realty Income Trust, First Union National Bank, Bank of America, N.A., Fleet National Bank and PNC Bank, National Association and First Union National Bank, as administrative agent for the banks, previously filed as Exhibit 10.1 to the Trust's Form 10-Q for the quarter ended June 30, 2001, is incorporated herein by reference.

10.16 Lease amendment dated as of February 28, 2001 between Universal Health Realty Income Trust and McAllen Hospitals, L.P.

11 Statement re computation of per share earnings is set forth on page F-4, the Trust's Consolidated Statements of Income.

23 Consent of Independent Public Accountants.

99.1 Letter to the Security and Exchange Commission Pursuant to Temporary Note 3T.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2002

UNIVERSAL HEALTH REALTY INCOME TRUST
(Registrant)

By: /s/ Alan B. Miller
Alan B. Miller, Chairman of the Board
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature and Title
March 15, 2002	/s/ Alan B. Miller Alan B. Miller, Chairman of the Board and Chief Executive Officer
March 15, 2002	/s/ Kirk E. Gorman Kirk E. Gorman, President, Chief Financial Officer, Secretary and Trustee
March 15, 2002	/s/ James E. Dalton, Jr. James E. Dalton, Jr., Trustee
March 15, 2002	/s/ Myles H. Tanenbaum Myles H. Tanenbaum, Trustee
March 15, 2002	/s/ Daniel M. Cain Daniel M. Cain, Trustee
March 15, 2002	/s/ Miles L. Berger Miles L. Berger, Trustee
March 15, 2002	/s/ Elliot J. Sussman Elliot J. Sussman, M.D., M.B.A., Trustee

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Report of Independent Public Accountants

To The Shareholders and Board of Trustees of
Universal Health Realty Income Trust:

We have audited the accompanying consolidated balance sheets of Universal Health Realty Income Trust and Subsidiaries (a Maryland real estate investment trust) as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements and the schedules referred to below are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Health Realty Income Trust and Subsidiaries, as of December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Schedules on Page F-1 are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

Arthur Andersen LLP

Philadelphia, Pennsylvania
January 17, 2002

Universal Health Realty Income Trust

Consolidated Balance Sheets

(dollar amounts in thousands)

Assets:	December 31, 2001	December 31, 2000
Real Estate Investments:		
Buildings and improvements	$159,718	$159,243
Accumulated depreciation	(43,432)	(39,080)
	116,286	120,163
Land	22,929	22,929
Net Real Estate Investments	139,215	143,092
Investments in limited liability companies ("LLCs")	46,939	39,164
Other Assets:		
Cash	629	294
Bonus rent receivable from UHS	898	796
Rent receivable from non-related parties	100	208
Deferred charges and other assets, net	123	104
	$187,904	$183,658
Liabilities and Shareholders' Equity:		
Liabilities:		
Bank borrowings	$31,986	$80,672
Note payable to UHS	1,446	1,359
Accrued interest	330	392
Accrued expenses and other liabilities	3,702	1,459
Tenant reserves, escrows, deposits and prepaid rents	363	459
Minority interest	43	60
Shareholders' Equity:		
Preferred shares of beneficial interest, $.01 par value; 5,000,000 shares authorized; none outstanding	--	--
Common shares, $.01 par value; 95,000,000 shares authorized; issued and outstanding: 2001 - 11,678,816 2000 - 8,980,064	117	90
Capital in excess of par value	184,277	129,110
Cumulative net income	175,035	156,686
Accumulated other comprehensive loss on cash flow hedges	(2,183)	--
Cumulative dividends	(207,212)	(186,629)
Total Shareholders' Equity	150,034	99,257
	$187,904	$183,658

The accompanying notes are an integral part of these financial statements.

Universal Health Realty Income Trust

Consolidated Statements of Income

(amounts in thousands, except per share amounts)

	Year ended December 31,		
	2001	2000	1999
Revenues (Note 2):			
Base rental - UHS facilities	$13,011	$14,082	$13,828
Base rental - Non-related parties	11,093	10,169	6,844
Bonus rental - UHS facilities	3,470	3,064	2,817
Bonus rental - Non-related parties	--	--	95
Interest	--	--	281
	27,574	27,315	23,865
Expenses:			
Depreciation and amortization	4,401	4,461	3,857
Interest expense	3,896	6,114	4,004
Advisory fees to UHS (Note 2)	1,346	1,349	1,214
Other operating expenses	3,209	2,804	1,789
Provision for investment loss, net	--	--	1,583
	12,852	14,728	12,447
Income before equity in LLCs and other items	14,722	12,587	11,418
Equity in income of LLCs	3,610	2,913	2,554
Equity in provision for investment loss of LLC	--	(1,139)	--
Gain on sale of real property to UHS	--	1,895	--
Gain on derivatives	17	--	--
Net Income	$18,349	$16,256	$13,972
Net Income Per Share - Basic	$1.75	$1.81	$1.56
Net Income Per Share - Diluted	$1.74	$1.81	$1.56
Weighted average number of shares outstanding - Basic	10,492	8,981	8,956
Weighted average number of share equivalents	44	22	21
Weighted average number of shares and equivalents outstanding - Diluted	10,536	9,003	8,977

The accompanying notes are an integral part of these financial statements.

Universal Health Realty Income Trust

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2001, 2000 and 1999

(amounts in thousands, except per share amounts)

	Common Shares		Capital in			Accumulated	
	Number of Shares	Amount	excess of par value	Cumulative net income	Cumulative dividends	other comprehensive loss	Total
January 1, 1999	8,956	$90	$128,685	$126,458	($153,885)	--	$101,348
Net income	--	--	--	13,972	--	--	13,972
Issuance of shares of beneficial interest	35	--	570	--	--	--	570
Dividends ($1.810/share)	--	--	--	--	(16,215)	--	(16,215)
January 1, 2000	8,991	90	129,255	140,430	(170,100)	--	99,675
Net income	--	--	--	16,256	--	--	16,256
Repurchase shares of beneficial interest	(12)	--	(181)	--	--	--	(181)
Issuance of shares of beneficial interest	1	--	36	--	--	--	36
Dividends ($1.840/share)	--	--	--	--	(16,529)	--	(16,529)
January 1, 2001	8,980	90	129,110	156,686	(186,629)	--	99,257
Issuance of shares of beneficial interest	2,699	27	55,167	--	--	--	55,194
Dividends ($1.875/share)	--	--	--	--	(20,583)	--	(20,583)
Comprehensive income:							
Net income	--	--	--	18,349	--	--	18,349
Cumulative effect of change in accounting principle (SFAS No. 133) on other comprehensive loss	--	--	--	--	--	(533)	(533)
Unrealized derivative losses on cash flow hedges	--	--	--	--	--	(1,650)	(1,650)
Total - comprehensive income	--	--	--	18,349	--	(2,183)	16,166
December 31, 2001	11,679	$117	$184,277	$175,035	($207,212)	($2,183)	$150,034

The accompanying notes are an integral part of these financial statements.

Universal Health Realty Income Trust

Consolidated Statements of Cash Flows

(amounts in thousands)

	Year ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$18,349	$16,256	$13,972
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,401	4,461	3,857
Gain on derivatives	(17)	--	--
Amortization of interest rate cap	--	--	62
Gain on sale of real property sold to UHS	--	(1,895)	--
Equity in provision for investment loss of LLC	--	1,139	--
Provision for investment loss, net	--	--	1,583
Changes in assets and liabilities:			
Rent receivable	6	(214)	(85)
Accrued expenses and other liabilities	158	188	150
Tenant reserves, escrows, deposits and prepaid rents	(96)	55	30
Accrued interest	(62)	(19)	130
Deferred charges and other assets	39	(1)	(120)
Net cash provided by operating activities	22,778	19,970	19,579
Cash flows from investing activities:			
Investments in LLCs	(8,748)	(5,888)	(8,713)
Advances (made to) received from LLCs, net	(441)	--	9,980
Acquisitions and additions to land, buildings and CIP	(555)	(9,808)	(17,852)
Proceeds received from sales of assets	--	5,450	998
Cash distributions in excess of income from LLCs	1,412	1,333	1,150
Net cash used in investing activities	(8,332)	(8,913)	(14,437)
Cash flows from financing activities:			
Net (repayments) borrowings on revolving credit facility	(48,606)	600	10,800
Borrowings from mortgage notes payable	--	4,539	--
Repayments of mortgage notes payable	(80)	(67)	--
Dividends paid	(20,583)	(16,529)	(16,215)
Repurchase shares of beneficial interest	--	(181)	--
Issuance of shares of beneficial interest	55,158	23	553
Net cash used in financing activities	(14,111)	(11,615)	(4,862)
Increase (decrease) in cash	335	(558)	280
Cash, beginning of period	294	852	572
Cash, end of period	$629	$294	$852
Supplemental disclosures of cash flow information:			
Interest paid	$3,871	$6,063	$3,739

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

Nature of Operations

Universal Health Realty Income Trust and Subsidiaries (the "Trust") is organized as a Maryland real estate investment trust. As of December 31, 2001 the Trust had investments in forty-two facilities located in fifteen states consisting of investments in healthcare and human service related facilities including acute care hospitals, behavioral healthcare facilities, rehabilitation hospitals, sub-acute care facilities, surgery centers, childcare centers and medical office buildings. Six of the Trust's hospital facilities and three medical office buildings are leased to subsidiaries of Universal Health Services, Inc., ("UHS").

Federal Income Taxes

No provision has been made for federal income tax purposes since the Trust qualifies as a real estate investment trust under Sections 856 to 860 of the Internal Revenue Code of 1986, and intends to continue to remain so qualified. As such, the Trust is exempt from Federal Income Taxes and it is required to distribute at least 90% of its real estate investment taxable income to its shareholders.

The Trust is subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of the Trust's ordinary income plus 95% of any capital gain income for the calendar year over cash distributions during the calendar year, as defined. No provision for excise tax has been reflected in the financial statements as no tax was due.

Earnings and profits, which determine the taxability of dividends to shareholders, will differ from net income reported for financial reporting purposes due to the differences for federal tax purposes in the cost basis of assets and in the estimated useful lives used to compute depreciation and the recording of provision for investment losses.

Real Estate Properties

The Trust records acquired real estate at cost and uses the straight-line method to calculate depreciation expense for buildings and improvements over their estimated useful lives of 25 to 45 years.

It is the Trust's policy to review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset. Generally, the estimated fair value will be determined using valuation techniques such as the present value of expected future cash flows. In assessing the carrying value of the Trust's real estate investments for possible impairment, management reviews estimates of future cash flows expected from each of its facilities and evaluates the creditworthiness of its lessees based on their current operating performance and on current industry conditions.

Since the Trust has significant investments in hospital facilities, which comprised 69%, 72% and 80% of net revenues in 2001, 2000 and 1999, respectively, it is subject to certain industry risk factors which directly impact the operating results of its lessees. In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. In addition, the healthcare industry has been characterized in recent years by increased competition and consolidation.

During the third quarter of 1999, the Trust sold the real estate assets of Lakeshore Hospital for net cash proceeds of $998,000. Since the book value of this facility was reduced to zero in a prior year, the net cash proceeds received were recorded as a gain and netted against the provision for investment loss. Also during the third quarter of 1999, a provision for investment loss of $2.6 million was recorded on Meridell Achievement Center, Inc., a behavioral health services facility operated by, and formerly leased by the Trust to, a wholly-owned subsidiary of UHS, pursuant to the terms of a lease that expired in December, 2000. In measuring the provision for investment loss during the third quarter of 1999, the Trust estimated fair value by discounting (using the Trust's internal hurdle rate) expected future cash flows, consisting of estimated future rental payments and residual value. During the second quarter of 2000, the wholly-owned subsidiary of UHS exercised its option pursuant to the lease to purchase the leased property upon the December 31, 2000 expiration of the initial lease. Pursuant to the terms of the lease agreement, three appraisals were obtained to determine the fair market value of the property and accordingly, the sale price was determined to be $5,450,000. This sale was completed in December, 2000 resulting in a gain of approximately $1.9 million which is included in the Trust's 2000 results of operations.

Management of the Trust is unable to predict the effect, if any, that the industry factors discussed above will have on the operating results of its lessees or on their ability to meet their obligations under the terms of their leases with the Trust. In addition, management of the Trust cannot predict whether any of the leases will be renewed on their current terms or at all. As a result, management's estimate of future cash flows from its leased properties could be materially affected in the near term, if certain of the leases are not renewed at the end of their lease terms.

Investments in Limited Liability Companies ("LLCs")

The consolidated financial statements of the Trust include the consolidated accounts of its controlled investments. In accordance with the American Institute of Certified Public Accountants' Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures" and Emerging Issues Task Force Issue 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", the Trust accounts for its investments in LLCs which it does not control using the equity method of accounting. These investments, which represent 33% to 99% non-controlling ownership interests, are recorded initially at the Trust's cost and subsequently adjusted for the Trust's net equity in the net income, cash contributions and distributions of the investments.

Since 1995 through December 31, 2001, the Trust invested $54.9 million of cash in LLCs in which it owns various non-controlling equity interests ranging from 33% to 99%. On a combined basis, these LLCs generated revenues of $26.5 million in 2001, $22.2 million in 2000 and $18.4 million in 1999 and net income of $3.9 million in 2001, $3.3 million in 2000 and $2.8 million in 1999. Also on a combined basis, as of December 31, 2001, these LLCs had total assets of $174.5 million and $115.6 million third-party financing that is non-recourse to the Trust (see Note 10 to the Consolidated Financial Statements).

During the fourth quarter of 2000, the Trust recorded a provision for investment loss in a LLC of

$1.1 million to reflect its share of an asset impairment charge recorded at a LLC resulting from declines in the performance of a medical office complex located in Phoenix, Arizona. In measuring the provision for investment loss of the limited liability company in 2000 (in which the Trust owns a 60% non-controlling interest), management of the Trust concluded that the estimated fair value of the real property (calculated by discounting expected future cash flows, consisting of estimated future rental payments and residual value) did not exceed the mortgage, that is non-recourse to the Trust, held on the property by a third-party lending institution. Accordingly, the $1.1 million charge was recorded during the fourth quarter of 2000 to reduce the Trust's investment in this LLC to zero.

Earnings Per Share

Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are based on the weighted average number of common shares during the year adjusted to give effect to common stock equivalents. In June, 2001, the Trust issued 2.6 million shares of beneficial interest at a price of $21.57 per share generating $53.9 million of net proceeds to the Trust which were used to repay borrowings under the Trust's revolving credit agreement.

Stock-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" encourages a fair value based method of accounting for employee stock options and similar equity instruments, which generally would result in the recording of additional compensation expense in the Trust's financial statements. The Statement also allows the Trust to continue to account for stock-based employee compensation using the intrinsic value-based method of accounting as prescribed by Accounting Principals Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Trust has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plans in the accompanying financial statements.

Cash and Cash Equivalents

The Trust considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The fair value of the Trust's interest rate swap agreements and investments are based on quoted market prices. The carrying amounts reported in the balance sheet for cash, accrued liabilities, and short-term borrowings approximate their fair values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures included elsewhere in these notes to consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Trust adopted Statement of Financial Accounting Standards

("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", and its corresponding amendments under SFAS No. 138. SFAS No. 133 requires the Trust to measure every derivative instrument (including certain derivative instruments embedded in other contracts) at fair value and record them in the balance sheet as either an asset or liability. Changes in fair value of derivatives are recorded currently in earnings unless special hedge accounting criteria are met. For derivatives designated as fair value hedges, the changes in fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in the fair value of the derivative are reported in other comprehensive income ("OCI"). The ineffective portions of hedges are recognized in earnings in the current period.

The Trust formally assesses, both at inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Trust will discontinue hedge accounting prospectively.

The Trust manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, the Trust, from time to time, enters into interest rate swap agreements, in which it agrees to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. All of the Trust's cash flow hedges at December 31, 2001 relate to the payment of variable interest on existing debt.

New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligations will be capitalized as part of the carrying amount of the long-lived asset. The Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of long-lived assets. The Statement is effective for years beginning after June 15, 2002, with earlier adoption permitted. Management does not believe that this Statement will have a material effect on the Trust's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement also supersedes Accounting Principles Board Opinion (APB) No. 30 provisions related to accounting and reporting for the disposal of a segment of a business. This Statement establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The Statement is effective for fiscal years beginning after December 15, 2001, with earlier adoption encouraged. Management does not believe that this Statement will have a material effect on the Trust's financial statements.

(2) Related Party Transactions

UHS of Delaware, Inc. (the "Advisor"), a wholly-owned subsidiary of UHS, serves as Advisor to the Trust under an Advisory Agreement dated December 24, 1986 between the Advisor and the Trust (the "Advisory Agreement"). Under the Advisory Agreement, the Advisor is obligated to present an investment program to the Trust, to use its best efforts to obtain investments suitable for such program (although it is not obligated to present any particular investment opportunity to the Trust), to provide administrative services to the Trust and to conduct the Trust's day-to-day affairs. In performing its services under the Advisory Agreement, the Advisor may utilize independent professional services, including accounting, legal and other services, for which the Advisor is reimbursed directly by the Trust. The Advisory Agreement expires on December 31 of each year; however, it is renewable by the Trust, subject to a determination by the Independent Trustees that the Advisor's performance has been satisfactory. The Advisory Agreement may be terminated for any reason upon sixty days written notice by the Trust or the Advisor. The Advisory Agreement has been renewed for 2002. All transactions with UHS must be approved by the Independent Trustees.

The Advisory Agreement provides that the Advisor is entitled to receive an annual advisory fee equal to .60% of the average invested real estate assets of the Trust, as derived from its consolidated balance sheet from time to time. In addition, the Advisor is entitled to an annual incentive fee of 20% of the amount by which cash available for distribution to shareholders, as defined in the Advisory Agreement, for each year exceeds 15% of the Trust's equity as shown on its balance sheet, determined in accordance with accounting principles generally accepted in the United States, without reduction for return of capital dividends. No incentive fees were paid during 2001, 2000 and 1999. The advisory fee is payable quarterly, subject to adjustment at year end based upon the audited consolidated financial statements of the Trust.

Pursuant to the terms of the leases with UHS, the lessees have rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer. The leases also grant the lessees options, exercisable on at least six months notice, to purchase the respective leased facilities at the end of the lease term or any renewal term at the facility's then fair market value. The terms of the leases also provide that in the event UHS discontinues operations at the leased facility for more than one year, or elects to terminate its lease prior to the expiration of its term for prudent business reasons, UHS is obligated to offer a substitution property. If the Trust does not accept the substitution property offered, UHS is obligated to purchase the leased facility back from the Trust at a price equal to the greater of its then fair market value or the original purchase price paid by the Trust.

For the years ended December 31, 2001, 2000 and 1999, 60%, 63% and 70%, respectively, of the Trust's revenues were earned under the terms of the leases with wholly-owned subsidiaries of UHS. Including 100% of the revenues generated at the unconsolidated LLCs in which the Trust has various non-controlling equity interests ranging from 33% to 99%, the UHS leases accounted for 31% in 2001, 35% in 2000 and 39% in 1999 of the combined consolidated and unconsolidated revenues. The leases to subsidiaries of UHS are guaranteed by UHS and cross-defaulted with one another. The bonus rents from the subsidiaries of UHS, which are based upon each facility's net patient revenue in excess of base amounts, are computed and paid on a quarterly basis based upon a computation that compares current quarter revenue to the corresponding quarter in the base year.

At December 31, 2001, approximately 6.6% of the Trust's outstanding shares of beneficial interest were held by UHS. The Trust has granted UHS the option to purchase Trust shares in the future at fair market value to enable UHS to maintain a 5% interest in the Trust.

During 2001, McAllen Hospitals, L.P., a subsidiary of UHS, exercised their renewal option to renew their lease with the Trust at substantially the same terms for another five years commencing January 1, 2002 and expiring December 31, 2006.

During the third quarter of 1999, a provision for investment loss of $2.6 million was recorded on Meridell Achievement Center, Inc., a behavioral health services facility operated by, and leased to, a wholly-owned subsidiary of UHS, pursuant to the terms of a lease that expired in December, 2000. In measuring the provision for investment loss during the third quarter of 1999, the Trust estimated fair value by discounting (using the Trust's internal hurdle rate) expected future cash flows, consisting of estimated future rental payments and residual value. During the second quarter of 2000, the wholly-owned subsidiary of UHS exercised its option pursuant to the lease to purchase the leased property upon the December 31, 2000 expiration of the initial lease. Pursuant to the terms of the lease agreement, three appraisals were obtained to determine the fair market value of the property and accordingly, the sale price was determined to be $5,450,000. This sale was completed in December, 2000 resulting in a gain of approximately $1.9 million which is included in the Trust's 2000 results of operations. Also during 2000, the Trust invested $2.0 million to acquire a 98% interest in a LLC that purchased the Summerlin Hospital Medical Office Building II which is connected to the Summerlin Hospital Medical Center in Las Vegas, Nevada. This medical office building was purchased from a LLC in which UHS holds a 72% ownership interest. The purchase price paid for the property to the UHS majority-owned LLC was $10.5 million. The Trust made a cash investment of $2.0 million, and the LLC, which is majority-owned by the Trust, obtained a $9.8 million third-party mortgage which is non-recourse to the Trust to fund the balance of the purchase price and finance tenant improvements.

During 1999, the Trust paid $5.0 million to acquire a 98% interest in a LLC that purchased the Summerlin Hospital MOB, which is connected to the Summerlin Hospital Medical Center in Las Vegas, Nevada. This medical office building was purchased from a LLC in which UHS holds a 72% ownership interest. The total purchase price paid for the property to the UHS majority-owned LLC was $13.0 million consisting of the $5.0 of cash invested by the Trust and a $8.0 million third-party mortgage, that is non-recourse to the Trust, obtained by the LLC which is majority-owned by the Trust. Also during 1999, the Trust acquired the Orthopaedic Specialists of Nevada Building in Las Vegas, Nevada for $1.6 million. The ground lease on this medical office building is based upon an agreement between Valley Health System, LLC (a UHS 72% owned subsidiary) and the Trust.

During December of 1993, UHS, the former lessee and operator of Belmont Community Hospital, sold the operations of the facility to THC-Chicago, Inc., an indirect wholly-owned subsidiary of Community Psychiatric Centers. Concurrently, the Trust purchased certain related real property from UHS for $1 million in cash and a note payable in the amount of $1,446,000, including accrued interest, which will be paid by the Trust on April 30, 2002. No further obligation will be owed by the Trust to UHS in connection with this transaction.

The Trust's officers are all employees of UHS and as of December 31, 2001, the Trust had no salaried employees. Commencing in 1999, Mr. Kirk E. Gorman, President, Chief Financial

Officer, Secretary and Trustee of the Trust, received $50,000 annual bonuses awarded by the Trustees, subject to UHS agreeing to a $50,000 reduction in the advisory fee paid by the Trust.

(3) Acquisitions and Dispositions

2002 – During 2001, the Trust invested $2.8 million of cash in a LLC for the purpose of effecting a like-kind exchange which was completed in January, 2002 resulting in $2.5 million of cash distributed to the Trust. In connection with this transaction, the LLC in which the Trust owns an 89% non-controlling equity interest, acquired the real estate assets of Papago Medical Park located in Phoenix, Arizona in exchange for cash and the real estate assets of Samaritan West Valley Medical Center located in Goodyear, Arizona. This transaction, which was a like-kind exchange for income tax purposes, resulted in a book gain of approximately $1.1 million which will be included in the Trust's first quarter of 2002 results of operations.

2001 – During 2001, the Trust added the following investments to its portfolio: (i) the purchase of a 75% equity interest in a LLC that owns and operates the Thunderbird Paseo Medical Plaza II located in Glendale, Arizona ($1.4 million of cash invested by the Trust in the LLC which also obtained a $3.1 million third-party mortgage that is non-recourse to the Trust), and; (ii) the purchase of a 74% equity interest in a LLC that owns and operates the Mid-Coast Hospital Medical Office Building located in Brunswick, Maine ($1.9 million of cash invested by the Trust in the LLC which also obtained a $8.9 million third-party mortgage that is non-recourse to the Trust). Also during 2001 the Trust invested: (i) $3.0 million to purchase an additional equity interest and fund additional investments and loans to various LLCs in which the Trust has various non-controlling equity interests; (ii) $2.8 million of cash in a LLC for the purpose of effecting a like-kind exchange which was completed in January, 2002 (as mentioned above), and; (iii) $45,000 and committed to invest a total of $3.4 million in exchange for an 80% non-controlling interest in a limited liability company that will construct and own the Deer Valley Medical Office II located in Phoenix, Arizona (the LLC will obtain a $7.0 million third-party mortgage that will be non-recourse to the Trust). The Deer Valley Medical Office II is expected to be completed and opened during the second quarter of 2002.

2000 – During 2000, the Trust added four new investments to its portfolio consisting of the following: (i) the purchase of a medical office building located in Danbury, Connecticut ($1.9 million of cash invested by the Trust in addition to a $4.5 million third-party mortgage that is non-recourse to the Trust); (ii) the purchase of a 95% equity interest in a LLC that owns and operates Skypark Professional Medical Building located in Torrance, California ($1.8 million of cash invested by the Trust in the LLC which also obtained a $4.3 million third-party mortgage that is non-recourse to the Trust); (iii) the purchase of a 67% equity interest in a LLC that owns and operates the Centinela Medical Building Complex located in Inglewood, California ($2.0 million of cash invested by the Trust in the LLC which also obtained a $7.5 million third-party mortgage that is non-recourse to the Trust), and; (iv) the purchase of a 98% equity interest in a LLC that owns and operates the Summerlin Hospital MOB II ($2.0 million of cash invested by the Trust in the LLC which also obtained a $9.8 million third-party mortgage that is non-recourse to the Trust).

Additionally, during 2000, Meridell Achievement Center, Inc., a subsidiary of UHS, exercised its option pursuant to the lease to purchase the leased property. This sale was completed in 2000, resulting in a gain of $1.9 million which is included in the Trust's 2000 results of operations.

1999 – During 1999, the Trust added five new investments to its portfolio consisting of the following: (i) the purchase of a 95% equity interest in a LLC that owns the Santa Fe Professional Plaza located in Scottsdale, Arizona ($1.2 million of cash invested by the Trust in the LLC which also obtained a $1.9 million third-party mortgage that is non-recourse to the Trust); (ii) the purchase of a 98% equity interest in a LLC that owns the Summerlin Hospital MOB located in Las Vegas, Nevada ($5.0 million of cash invested by the Trust in the LLC which also obtained a $8.3 million third-party mortgage that is non-recourse to the Trust); (iii) the purchase of a 75% equity interest in a LLC that owns the East Mesa Medical Center located in Mesa, Arizona ($1.6 million of cash invested by the Trust in the LLC which also obtained a $4.2 million third-party mortgage that is non-recourse to the Trust); (iv) the purchase of the single-tenant medical office building, Orthopaedic Specialists of Nevada Building ($1.6 million of cash invested by the Trust), and; (v) the purchase of a multi-tenant medical office building located in Atlanta, Georgia ($11.5 million of cash invested by the Trust).

(4) Leases

All of the Trust's leases are classified as operating leases with initial terms ranging from 5 to 15 years with up to five, five-year renewal options. Under the terms of the leases, the Trust earns fixed monthly base rents and pursuant to the leases with subsidiaries of UHS, the Trust may earn periodic additional rents (see Note 2). The bonus rents from the subsidiaries of UHS, which are based upon each facility's net patient revenue in excess of base amounts, are computed and paid on a quarterly basis based upon a computation that compares current quarter revenue to the corresponding quarter in the base year.

Minimum future base rents on non-cancelable leases are as follows (000s):

2002	$ 21,849
2003	20,933
2004	19,204
2005	15,283
2006	13,611
Later Years	11,079
Total Minimum Base Rents	$ 101,959

Under the terms of the hospital leases, the lessees are required to pay all operating costs of the properties including property insurance and real estate taxes. Tenants of the medical office buildings generally are required to pay their pro-rata share of the property's operating costs above a stipulated amount.

(5) Financial Instruments

Cash Flow Hedges

Upon the January 1, 2001 adoption of SFAS No. 133, the Trust recorded a cumulative effect of accounting change of approximately $533,000 in other comprehensive income to recognize at fair value all derivatives that are designated as cash flow hedging instruments. The Trust recorded an additional loss of $1,650,000 in other comprehensive income to recognize the change in value during 2001. The gains and losses are reclassified into earnings as the underlying hedged item affects earnings, such as when the forecast interest payment occurs. Assuming market interest rates remain unchanged from December 31, 2001, it is expected that

$1,202,000 of net losses in accumulated other comprehensive income will be reclassified into earnings within the next twelve months. The Trust also recorded a favorable $17,000 adjustment to current earnings during 2001 to recognize the ineffective portion of the cash flow hedging instruments. As of December 31, 2001, the maximum length of time over which the Trust is hedging its exposure to the variability in future cash flows for forecasted transactions is through November, 2006. In June 2001, the Trust reclassified a loss of $41,000 from accumulated other comprehensive income into earnings as a result of the discontinuance of a cash flow hedge due to the probability of the original forecasted transaction not occurring. As of the date of adoption and through December 31, 2001, the Trust was not party to any derivative contracts designated as fair value hedges.

(6) Debt

The Trust has an unsecured, non-amortizing $100 million revolving credit agreement (the "Agreement"), which expires on June 24, 2003. The Agreement provides for interest at the Trust's option, at the certificate of deposit rate plus .625% to 1.125%, the Eurodollar rate plus .50% to 1.125% or the prime rate. A fee of .175% to .375% is paid on the unused portion of this commitment. The margins over the certificate of deposit rate, Eurodollar rate and the commitment fee are based upon the Trust's debt to total capital ratio as defined by the Agreement. At December 31, 2001 the applicable margin over the certificate of deposit and Eurodollar rates were .625% and .50%, respectively, and the commitment fee was .17%. The Trust had $4.9 million of letters of credit outstanding against the Agreement. There are no compensating balance requirements. The Agreement contains a provision whereby the commitments will be reduced by 50% of the proceeds generated from any new equity offering. The Trust was granted a one-time waiver of this provision in connection with its issuance of 2.6 million shares of beneficial interest in June, 2001. The average amounts outstanding under the Trust's revolving credit agreement were $46.1 million in 2001, $78.5 million in 2000 and $62.0 million in 1999 with corresponding effective interest rates, including commitment fees and interest rate swap expense, of 7.4% in 2001, 7.1% in 2000 and 6.2% in 1999. At December 31, 2001, the Trust had approximately $67 million of available borrowing capacity. The book value of the amounts borrowed approximates fair market value.

Covenants relating to the revolving credit facility require the maintenance of a minimum tangible net worth and specified financial ratios, limit the Trust's ability to incur additional debt, limit the aggregate amount of mortgage receivables and limit the Trust's ability to increase dividends in excess of 95% of cash available for distribution, unless additional distributions are required to comply with the applicable section of the Internal Revenue Code and related regulations governing real estate investment trusts. The Company is in compliance with all their covenants at December 31, 2001.

The Trust has one mortgage with an outstanding balance of $4,368,000 at December 31, 2001. The mortgage, which carries an 8.3% interest rate and matures on February 1, 2010, is non-recourse to the Trust and is secured by the Medical Center of Western Connecticut.

The Trust has entered into interest rate swap agreements which are designed to reduce the impact of changes in interest rates on its floating rate revolving credit notes. At December 31, 2001, the Trust had four outstanding swap agreements for notional principal amounts of $34,000,000 which mature from July, 2002 through November, 2006. These swap agreements effectively fix the interest rate on $34,000,000 of variable rate debt at 6.48% including the revolver spread of .50%. Additional interest expense/(income) recorded as a result of the Trust's hedging activity, which is included in the effective interest rates shown above, was $680,000, ($164,000) and $135,000 in 2001, 2000 and 1999, respectively. The interest rate swap agreements were entered into in anticipation of certain borrowing transactions made by the Trust. The Trust is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. These counterparties are major financial institutions and the Trust does not anticipate nonperformance by the counterparties which are rated A or better by Moody's Investors Service. Termination of the interest rate swaps at December 31, 2001 would have resulted in payments from the counterparties to the Trust of approximately $2,165,000. The fair value of the interest rate swap agreements at December 31, 2001 reflects the estimated amounts that the Trust would pay or receive to terminate the contracts and are based on quotes from the counterparties.

(7) Dividends

Dividends of $1.875 per share were declared and paid in 2001, of which $1.8118 per share was ordinary income and $.0632 per share was a return of capital distribution. Dividends of $1.84 per share were declared and paid in 2000, of which $1.694 per share was ordinary income and $.146 per share was a return of capital distribution. Dividends of $1.81 per share were declared and paid in 1999, of which $1.4664 per share was ordinary income and $.3436 per share was a return of capital distribution.

(8) Issuance of Shares of Beneficial Interest

In June, 2001, the Trust issued 2.6 million shares of beneficial interest at a price of $21.57 per share. The equity issuance generated net proceeds of $53.9 million which were used to repay outstanding borrowings under the Trust's $100 million revolving credit facility.

(9) Incentive Plans

In 1991, the Trustees adopted a share compensation plan for Trustees who are neither employees nor officers of the Trust ("Outside Trustees"). Pursuant to the plan, each Outside Trustee may elect to receive, in lieu of all or a portion of the quarterly cash compensation for services as a Trustee, shares of the Trust based on the closing price of the shares on the date of issuance. As of December 31, 2001 no shares have been issued under the terms of this plan.

During 1997, the Trust's Board of Trustees approved the Universal Health Realty Income Trust 1997 Incentive Plan ("The Plan"), a stock option and dividend equivalents rights plan for employees of the Trust, including officers and trustees. There are 400,000 shares reserved for issuance under The Plan. Since inception through December 31, 2001, there have been 105,000 stock options with dividend equivalent rights granted to officers and trustees of the Trust. All stock options were granted with an exercise price equal to the fair market value on the date of the grant. The options granted vest ratably at 25% per year beginning one year after the date of grant, and expire in ten years. Dividend equivalent rights reduce the exercise price of the 1997 Incentive Plan options by an amount equal to the cash or stock dividends distributed subsequent to the date of grant. The Trust recorded expenses relating to the dividend equivalent rights of $188,000 in 2001, $184,000 in 2000 and $132,000 in 1999. As of December 31, 2001, there were 78,750 options exercisable under The Plan with an average exercise price, adjusted to give effect to the dividend equivalent rights, of $10.80 per share.

SFAS No. 123 requires the Trust to disclose pro-forma net income and pro-forma earnings per share as if compensation expense were recognized for options granted beginning in 1995. Using this approach, the Trust's net income and net income per share would have been the pro forma amounts indicated below:

	(000s, except per share amounts)		
Year Ended December 31,	**2001**	2000	1999
Net Income:			
As Reported	**$18,349**	$16,256	$13,972
Pro Forma	**$18,233**	$16,077	$13,833
Earnings Per Share:			
As Reported:			
Basic	**$ 1.75**	$ 1.81	$ 1.56
Diluted	**$ 1.74**	$ 1.81	$ 1.56
Pro Forma:			
Basic	**$ 1.74**	$ 1.79	$ 1.54
Diluted	**$ 1.73**	$ 1.79	$ 1.54

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following range of assumptions used for the four option grants that occurred during 2000. No options were granted during 2001 or 1999, therefore the following table is not applicable ("N/A") for those years:

Year Ended December 31,	**2001**	2000	1999
Volatility	**N/A**	14%-15%	N/A
Interest rate	**N/A**	5%-7%	N/A
Expected life (years)	**N/A**	8.0	N/A
Forfeiture rate	**N/A**	2%	N/A

Stock-based compensation costs on a pro forma basis would have reduced net income by $116,000 in 2001, $179,000 in 2000 and $139,000 in 1999.

Stock options to purchase shares of beneficial interest have been granted to officers and trustees of the Trust under various plans. Information with respect to these options, before adjustment to the option price to give effect to the dividend equivalent rights, is summarized as follows:

Outstanding Options	Number of Shares	Exercise Weighted-Average Price	Grant Price Range (High-Low)
Balance, January 1, 1999	133,024	$17.88	$21.4375/$16.125
Granted	0	N/A	N/A
Exercised	0	N/A	N/A
Cancelled	0	N/A	N/A
Balance, January 1, 2000	133,024	$17.88	$21.4375/$16.125
Granted	25,000	$14.75	$14.75
Exercised	0	N/A	N/A
Cancelled	0	N/A	N/A
Balance, January 1, 2001	158,024	$17.38	$21.4375/$14.75
Granted	0	N/A	N/A
Exercised	58,024	$16.77	$16.875/$16.125
Cancelled	0	N/A	N/A
Balance, December 31, 2001	100,000	$17.74	$21.4375/$14.75

(10) Summarized Financial Information of Equity Affiliates

The consolidated financial statements of the Trust include the consolidated accounts of its controlled investments. In accordance with the American Institute of Certified Public Accountants' Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures" and Emerging Issues Task Force Issue 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", the Trust accounts for its investment in LLCs which it does not control using the equity method of accounting. These investments, which represent 33% to 99% non-controlling ownership interests, are recorded initially at the Trust's cost and subsequently adjusted for the Trust's net equity in the net income, cash contributions and distributions of the investments.

Since 1995 through December 31, 2001, the Trust invested $54.9 million of cash in LLCs in which it owns various non-controlling equity interests ranging from 33% to 99%. On a combined basis, these LLCs generated revenues of $26.5 million in 2001, $22.2 million in 2000 and $18.4 million in 1999 and net income of $3.9 million in 2001, $3.3 million in 2000 and $2.8 million in 1999. Also on a combined basis, as of December 31, 2001, these LLCs had total assets of $174.5 million and $115.6 million third-party financing that is non-recourse to the Trust.

The following table represents summarized unaudited financial information of the limited liability companies ("LLCs") accounted for by the equity method. Amounts presented include investments in the following LLCs as of December 31, 2001:

Name of LLC	Ownership	Property Owned by LLC
DSMB Properties	76%	Desert Samaritan Hospital MOBs
DVMC Properties	95%	Desert Valley Medical Center MOBs
Parkvale Properties	60%	Maryvale Samaritan Hospital MOBs
Suburban Properties	33%	Suburban Medical Center MOBs
Litchvan Investments (a.)	89%	Samaritan West Valley Medical Center
Paseo Medical Properties II	75%	Thunderbird Paseo Medical Plaza I & II
Willetta Medical Properties	95%	Edwards Medical Plaza
DesMed	99%	Desert Springs Medical Plaza
PacPal Investments	95%	Pacifica Palms Medical Plaza
RioMed Investments	80%	Rio Rancho Medical Center
West Highland Holdings	48%	St. Jude Heritage Health Complex
Santa Fe Scottsdale	95%	Santa Fe Professional Plaza
Bayway Properties	75%	East Mesa Medical Center
653 Town Center Drive (b.)	98%	Summerlin Hospital MOB
575 Hardy Investors	67%	Centinela Medical Building Complex
653 Town Center Phase II (b.)	98%	Summerlin Hospital MOB II
23560 Madison	95%	Skypark Professional Medical Building
Brunswick Associates	74%	Mid Coast Hospital MOB
Deerval Properties (c.)	80%	Deer Valley Medical Office II

(a.) During 2001, the Trust invested $2.8 million of cash in a LLC for the purpose of effecting a like-kind exchange which was completed in January, 2002 resulting in $2.5 million of cash distributed to the Trust. As a result of this like-kind exchange transaction, Litchvan Investments acquired the real estate assets of Papago Medical Park located in Phoenix, Arizona in exchange for cash and the real estate assets of Samaritan West Valley Medical Center located in Goodyear, Arizona.

(b.) Tenants of this medical office building include a subsidiary of UHS.

(c.) As of December 31, 2001, the Trust has invested $45,000 in the Deer Valley Medical Office II project. The Trust has committed to invest a total of $3.4 million in exchange for an 80% non-controlling interest in a LLC that will construct and own a medical office building in Phoenix, Arizona, scheduled to be completed and opened during the second quarter of 2002.

	December 31,	
	2001	2000
	(amounts in thousands)	
Net property	$158,109	$141,120
Other assets	16,428	13,095
Liabilities and third-party debt	123,820	105,732
Equity	50,717	45,721
UHT's share of equity	46,939	39,164

	For the Year Ended December 31,		
	2001	2000	1999
	(amounts in thousands)		
Revenues	$26,451	$22,227	$18,387
Operating expenses	9,760	7,976	6,772
Depreciation & amortization	4,741	4,155	3,385
Interest, net	8,001	6,797	5,436
Net income	3,949	3,299	2,794
UHT's share of net income before investment loss of LLC	3,610	2,913	2,554
Provision for investment loss of LLC	--	(1,139)	--
UHT's share of net income after investment loss of LLC	3,610	1,774	2,554

As of December 31, 2001, these LLCs had $115.6 million of debt, which is non-recourse to the Trust, payable to third-party lending institutions. Aggregate maturities of non-recourse debt payable to third-parties are as follows (000s):

2002	$9,088
2003	4,564
2004	7,817
2005	9,515
2006	22,232
Later	62,405
Total	$115,621

(11) Segment Reporting

The Trust has only one service, leasing of healthcare and human service facilities, and all revenues from external customers relate to the same service. Operating results and assessment of performance are reviewed by the chief operating decision-maker on a company-wide basis and no discrete financial information is available or produced on any one component of the business. Accordingly, the disclosure requirements of SFAS 131 are not relevant to the Trust.

(12) Quarterly Results

(amounts in thousands, except per share amounts)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$6,885	$6,859	$6,890	$6,940	$27,574
Net Income	$4,140	$4,303	$4,877	$5,029	$18,349
Earnings Per Share-Basic	$0.46	$0.44	$0.42	$0.43	$1.75
Earnings Per Share-Diluted	$0.46	$0.44	$0.42	$0.43	$1.74

In June, 2001, the Trust issued 2.6 million shares of beneficial interest at a price of $21.57 per share. The equity issuance generated net proceeds of $53.9 million which were used to repay outstanding borrowings under the Trust's $100 million revolving credit facility.

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$6,685	$6,728	$6,901	$7,001	$27,315
Net Income	$3,916	$3,800	$3,866	$4,674	$16,256
Earnings Per Share-Basic	$0.44	$0.42	$0.43	$0.52	$1.81
Earnings Per Share-Diluted	$0.44	$0.42	$0.43	$0.52	$1.81

A wholly-owned subsidiary of UHS exercised its option pursuant to the lease to purchase the leased property of a behavioral health care facility upon the December 31, 2000 expiration of the initial lease. This sale was completed in December, 2000 for cash proceeds to the Trust of $5,450,000 resulting in a gain of approximately $1.9 million, or $.21 per basic and diluted share, which is included in the Trust's fourth quarter of 2000 results of operations. Additionally, during the fourth quarter of 2000, the Trust recorded a provision for investment loss of $1.1 million, or $.13 per basic and diluted share, to reflect its share of an asset impairment charge recorded at a LLC which owns a medical office complex located in Phoenix, Arizona.

Universal Health Realty Income Trust

Schedule II - Valuation and Qualifying Accounts

(amounts in thousands)

Description	Balance at beginning of period	Charged to costs and expenses	Other	Balance at end of period
Reserve for Investment Losses:				
Year ended December 31, 2001	-	-	-	-
Year ended December 31, 2000	-	-	-	-
Year ended December 31, 1999	$116	$1,583 (b)	($1,699) (a)	-

(a) Amounts charged against the reserve.

(b) Consists of the following:

Provision for investment loss recorded on Behavioral Health Services facility	$2,581
Cash proceeds generated from sale of Lake Shore Hospital	(998)
	$1,583

Schedule III

Universal Health Realty Income Trust

Real Estate and Accumulated Depreciation - December 31, 2001

(amounts in thousands)

Description	Initial Cost to Universal Health Realty Income Trust: Land	Building & Improv.	Net cost capitalized/divested subsequent to acquisition: Land & Improv.	Gross amount at which carried at close of period: Land	Building & improvements	Total	Accumulated Depreciation as of Dec. 31, 2001	Date of construction or most recent significant expansion or renovation	Date Acquired	Average Depreciable Life
Virtue Street Pavilion	$1,825	$9,445	-	$1,770	$9,445	$11,215	$4,055	1975	1986	35 Years
Chalmette Medical Center	2,000	7,473	$3,148	2,000	10,621	12,621	3,227	1999	1988	34 Years
Chalmette, Louisiana										
Inland Valley Regional Medical Center										
Wildomar, California	2,050	10,701	2,868	2,050	13,569	15,619	4,105	1986	1986	43 Years
McAllen Medical Center										
McAllen, Texas	4,720	31,442	10,188	6,281	40,069	46,350	12,098	1994	1986	42 Years
Wellington Regional Medical Center										
West Palm Beach, Florida	1,190	14,652	4,822	1,663	19,001	20,664	5,699	1986	1986	42 Years
The Bridgeway										
North Little Rock, Arkansas	150	5,395	499	150	5,894	6,044	2,511	1983	1986	35 Years
Tri-State Rehabilitation Hospital										
Evansville, Indiana	500	6,945	1,062	500	8,007	8,507	2,428	1993	1989	40 Years
Kindred Hospital Chicago Central										
Chicago, Illinois	158	6,404	1,837	158	8,241	8,399	4,566	1993	1986	25 Years
Fresno-Herndon Medical Plaza										
Fresno, California	1,073	5,266	35	1,073	5,301	6,374	833	1992	1994	45 Years
Family Doctor's Medical Office Building										
Shreveport, Louisiana	54	1,526	494	54	2,020	2,074	284	1991	1995	45 Years
Kelsey-Seybold Clinic at King's Crossing	439	1,618	6	439	1,624	2,063	225	1995	1995	45 Years
Professional Center at King's Crossing	439	1,837	43	439	1,880	2,319	254	1995	1995	45 Years
Kingwood, Texas										
Chesterbrook Academy										
Audubon, Pennsylvania	307	996	-	307	996	1,303	125	1996	1996	45 Years
Chesterbrook Academy										
New Britain, Pennsylvania	250	744	-	250	744	994	94	1991	1996	45 Years
Chesterbrook Academy										
Uwchlan, Pennsylvania	180	815	-	180	815	995	102	1992	1996	45 Years
Chesterbrook Academy										
Newtown, Pennsylvania	195	749	-	195	749	944	95	1992	1996	45 Years
The Southern Crescent Center	1,130	5,092	69	1,130	5,161	6,291	631	1994	1996	45 Years
The Southern Crescent Center II	-	-	5,373	806	4,567	5,373	209	1998	1998	35 Years
Riverdale, Georgia										
The Cypresswood Professional Center										
Spring ,Texas	573	3,842	187	573	4,029	4,602	520	1997	1997	35 Years
Orthopaedic Specialists of Nevada Building										
Las Vegas, Nevada	-	1,579	-	-	1,579	1,579	142	1999	1999	25 Years
Sheffield Medical Building										
Atlanta, Georgia	1,760	9,766	410	1,760	10,176	11,936	880	1999	1999	25 Years
Medical Center of Western Connecticut - Bldg. 73										
Danbury, Connecticut	1,151	5,176	54	1,151	5,230	6,381	349	2000	2000	30 Years
TOTALS	$20,144	$131,463	$31,095	$22,929	$159,718	$182,647	$43,432			

Universal Health Realty Income Trust

Notes to Schedule III

December 31, 2001

(amount in thousands)

(1) Reconciliation of Real Estate Properties

The following table reconciles the Real Estate Properties from January 1, 1999 to December 31, 2001:

	2001	2000	1999
Balance at January 1	$182,172	$177,920	$163,932
Additions and acquisitions	475	9,702	16,639
SFAS 121 asset write-down	--	--	(2,581)
Reclasses from construction in progress	--	1,240	--
Dispositions	--	(6,690)	(70)
Balance at December 31	$182,647	$182,172	$177,920

(2) Reconciliation of Accumulated Depreciation

The following table reconciles the Accumulated Depreciation from January 1, 1999 to December 31, 2001:

	2001	2000	1999
Balance at January 1	$39,080	$37,800	$34,006
Current year depreciation expense	4,352	4,414	3,832
Dispositions	--	(3,134)	(38)
Balance at December 31	$43,432	$39,080	$37,800

The aggregate cost basis and net book value of the properties for Federal income tax purposes at December 31, 2001 are approximately $167,000,000 and $124,000,000, respectively.

THUNDERBIRD PASEO MEDICAL PLAZA, PHASE II
GLENDALE, ARIZONA


5805

EAST MESA MEDICAL CENTER, BAYWOOD BUILDING
MESA, ARIZONA



MIDCOAST MEDICAL OFFICE BUILDING
BRUNSWICK, MAINE



PAPAGO MEDICAL BUILDING
PHOENIX, ARIZONA



BOARD OF TRUSTEES

Executive Offices

Universal Corporate Center
P.O. Box 61558
367 South Gulph Road
King of Prussia, PA 19406-0958
(610) 265-0688

Company Counsel

Fulbright & Jaworski, LLP
New York, NY

Auditors

Arthur Andersen, LLP
Philadelphia, PA

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
Investor Relations Department
Mail Stop 45-02-64
P.O. Box 43010
Providence, RI 02940
1-800-730-6001

Internet Address

The Trust can be accessed on the World Wide Web at http://www.uhrit.com

Listing

Trust shares are listed on the New York Stock Exchange under the symbol UHT

Committees of the Board

[1] Audit Committee
[2] Compensation and Benefits Committee
[3] Nominating Committee

Universal Health Realty Income Trust

Universal Corporate Center

367 South Gulph Road

King of Prussia, Pennsylvania 19406

(610) 265-0688